Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

TEXTURA CORPORATION

at

$26.00 Per Share, Net in Cash

by

TEXTURA ACQUISITION CORPORATION

a subsidiary

of

OC ACQUISITION LLC

a subsidiary

of

ORACLE CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF JUNE 9, 2016, UNLESS THE OFFER IS EXTENDED.

Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”), a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Textura Corporation, a Delaware corporation (the “Company”), at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser, and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming an indirect, wholly owned subsidiary of Oracle (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of the Company, or (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the holder in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of various conditions set forth in the Merger Agreement, including, among other conditions: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.”

The Board of Directors of the Company (the “Company Board”) (upon the unanimous recommendation of the Special Committee of the Company Board) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and adopted the Merger

Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” below. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (WHICH WE REFER TO AS THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor

New York, New York 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

May 12, 2016

IMPORTANT

If you wish to tender all or a portion of your Shares to Purchaser in the Offer, you should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) that accompanies this Offer to Purchase in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined below in the “Summary Term Sheet”) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other material related to the Offer may be found at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET

The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the remainder of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery in their entirety. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the SEC or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	All of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”).

Price Offered Per Share	$26.00, net to the seller in cash, without interest thereon and subject to any required tax withholding.

Scheduled Expiration of Offer	12:00 Midnight, New York City time, at the end of June 9, 2016, unless the Offer is otherwise extended.

Purchaser	Tulip Acquisition Corporation, a Delaware corporation and a subsidiary of OC Acquisition LLC, a Delaware limited liability company, which is a subsidiary of Oracle Corporation.

Who is offering to buy my securities?

Tulip Acquisition Corporation (“Purchaser”), a Delaware corporation, which was formed for the purpose of making the Offer, is offering to buy your Shares. Purchaser is a subsidiary of Parent. Parent is a subsidiary of Oracle.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent or Oracle. We use the term “Purchaser” to refer to Tulip Acquisition Corporation alone, the term “Parent” to refer to OC Acquisition LLC alone, the term “Oracle” to refer to Oracle Corporation alone and the term “the Company” to refer to Textura Corporation, a Delaware corporation.

See Section 8 – “Certain Information Concerning Oracle, Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the shares of the Company’s common stock that are the subject of the Offer.

See Section 1 – “Terms of the Offer.”

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Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following consummation of the Offer, we intend to complete the Merger (as defined below) as promptly as practicable. Upon completion of the Merger, the Company will become a subsidiary of Parent and a subsidiary of Oracle. In addition, we intend to cause the Company to be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all holders and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $26.00 per Share, net to the seller in cash, without interest thereon and subject to any required tax withholding. We refer to this amount as the “Offer Price.”

See the “Introduction” to this Offer to Purchase.

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 – “Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, have entered into an Agreement and Plan of Merger, dated as of April 28, 2016 (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, with the Company surviving such merger as a subsidiary of Oracle (such merger, the “Merger”).

See Section 11 – “The Merger Agreement; Other Agreements” and Section 15 – “Conditions of the Offer.”

What are the material United States federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for cash pursuant to the Merger?

The receipt of cash in exchange for your Shares in the Offer or, assuming you do not tender your Shares pursuant to the Offer and the Offer is consummated, in exchange for your Shares in the Merger, will be a taxable transaction for U.S. federal income tax purposes. In general, provided that you hold your Shares as capital assets, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. See Section 5 – “Certain United States Federal Income Tax Consequences of the Offer” for a more detailed discussion of the tax treatment of the Offer and the Merger.

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We urge you to consult with your own tax advisor as to the particular tax consequences to you of the Offer and the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $745 million to purchase all of the Shares pursuant to the Offer and to complete the Merger, and that Oracle, Purchaser’s ultimate parent company, will provide sufficient funds for this purpose. Oracle expects to obtain the necessary funds to pay for Shares validly tendered, and not withdrawn, pursuant to the Offer from cash on hand at or about the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”) and to obtain the necessary funds to pay for Shares exchanged for cash in the Merger from cash on hand at or about the time of the closing of the Merger.

See Section 9 – “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all issued and outstanding Shares solely for cash;

•	if we consummate the Offer, we intend to complete the Merger, in which all Shares (subject to limited exceptions for Shares subject to appraisal rights and any Shares held by us, the Company or its subsidiaries) that then remain issued and outstanding will be converted into the right to receive the Offer Price in cash;

•	Purchaser, through its ultimate parent company Oracle, will have sufficient funds available to purchase all Shares validly tendered, and not withdrawn, in the Offer and all Shares converted into the right to receive the Offer Price in cash in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 – “Source and Amount of Funds” and Section 11 – “The Merger Agreement; Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 – “Conditions of the Offer,” including, among other conditions, the valid tender without withdrawal, of a number of Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that are not yet delivered in settlement or satisfaction of such guarantee) that, together with any Shares owned by Oracle, Parent or Purchaser immediately prior to the Acceptance Time, represents no less than 66 2/3% of the sum of (A) the aggregate number of Shares issued and outstanding immediately prior to the Acceptance Time; plus (B) an additional number of Shares equal to the aggregate number of Shares issuable upon the conversion, exchange or exercise, as applicable, of any Company Compensatory Awards (as defined below), and any other options, warrants or other rights to acquire, or securities convertible into, or exchangeable for, Shares for which, as of immediately prior to the Acceptance Time, (x) a valid election has been made or notice has been given to convert, exchange or exercise, as applicable, such Company Compensatory Awards or such other option, warrant or other right, as applicable, into Shares in accordance with the terms thereof but (y) such Shares have not yet been duly issued (the “Minimum Condition”).

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How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of the Expiration Date to tender your Shares in the Offer. The term “Expiration Date” means June 9, 2016, unless the expiration of the Offer is extended to a subsequent date in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional opportunity to tender your Shares.

If you cannot deliver everything required to make a valid tender by the scheduled expiration of the Offer, you may still participate in the Offer by using the guaranteed delivery procedures that are described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” prior to the scheduled expiration of the Offer.

See Section 1 – “Terms of the Offer” and Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement provides that: (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in Exhibit B to the Merger Agreement (collectively, the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, but, with respect to clauses (i) and (ii), in no event shall Purchaser extend the Offer beyond the End Date. The “End Date” means October 27, 2016, as it may be extended as provided in the Merger Agreement and summarized below in Section 11 – “The Merger Agreement; Other Agreements—Termination of the Merger Agreement.”

See Section 1 – “Terms of the Offer” and Section 11 – “The Merger Agreement; Other Agreements.”

Will there be a subsequent offering period?

It is not expected that there will be, and the Merger Agreement does not provide for, a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act.

See Section 1 – “Terms of the Offer.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m. New York City time, on the next business day after the previously scheduled Expiration Date.

See Section 1 – “Terms of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of a number of conditions by 12:00 midnight, New York City time, at the end of the scheduled Expiration Date of the Offer, including, among other conditions:

•	the Minimum Condition;

•	the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”); and

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•	the accuracy of the Company’s representations and warranties set forth in the Merger Agreement, and the performance of the Company’s covenants set forth in the Merger Agreement, in each case, to specified standards of materiality.

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 – “Conditions of the Offer.” The Offer is not subject to any financing condition.

How do I tender my Shares?

If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates, you may tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Date. If you hold your Shares as registered owner and such Shares are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth in Section 3 of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until 12:00 midnight, New York City time, at the end of the Expiration Date. In addition, if we have not accepted your Shares for payment by the end of July 10, 2016, you may withdraw them at any time after that date until we accept your Shares for payment.

See Section 4 – “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 – “Withdrawal Rights.”

Has the Offer been approved by the Company’s Board of Directors?

Yes. The Company Board (upon the unanimous recommendation of the Special Committee of the Company Board) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the

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requirements of the General Corporation Law of the State of Delaware (the “DGCL”); (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A more complete description of the reasons for the Company Board’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be filed by the Company with the SEC under the Exchange Act and mailed to you and other stockholders in connection with the Offer.

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We expect to complete the Merger as promptly as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a subsidiary of Oracle. Following the Merger, we intend to cause the Company to be delisted from the New York Stock Exchange and deregistered under the Exchange Act.

See Section 13 – “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation whose shares are listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•	the agreement of merger expressly permits or requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•	an acquiring corporation consummates a tender offer for any and all of the outstanding stock of such constituent corporation (other than any shares held by the constituent corporation, the corporation making such offer, any person that owns, directly or indirectly, all of the outstanding stock of the corporation making the offer, and any direct or indirect wholly-owned subsidiaries of any of the foregoing);

•	following the consummation of the tender offer, the acquiring corporation holds at least the amount of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation; and

•	each outstanding share of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into the same consideration for their stock in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. At the effective time of the Merger, all of the then issued and outstanding Shares (other than (i) Shares held by the Company as treasury

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stock, by any subsidiary of the Company or by Oracle, Parent, Purchaser or any of their respective subsidiaries and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL) will be converted in the Merger into the right to receive an amount in cash equal to the Offer Price, without interest thereon and subject to any required tax withholding.

If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 – “Appraisal Rights.” However, if the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Company will be delisted from the New York Stock Exchange, will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 – “The Merger Agreement; Other Agreements” and Section 13 – “Certain Effects of the Offer.”

What will happen to my stock options, restricted stock units and warrants (if any) in the Offer?

The Offer is being made only for Shares, and not for outstanding stock options or restricted stock units (collectively, “Company Compensatory Awards”) or warrants issued by the Company. Holders of outstanding stock options, restricted stock units or warrants issued by the Company may participate in the Offer only if they first exercise such stock options or warrants or become vested in such restricted stock units and settle them for Shares in accordance with the terms of the applicable equity incentive plan and other applicable agreements of the Company and tender the Shares, if any, issued upon such exercise or in connection with such vesting and settlement. Any such exercise or settlement should be completed sufficiently in advance of the Expiration Date to assure the holder of such outstanding stock options, restricted stock units or warrants that the holder will have sufficient time to comply with the procedures for tendering Shares described below in Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

At the effective time of the Merger and without any action on the part of the holders thereof, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is then held by a person who is an employee of the Company or any of its subsidiaries immediately prior to the effective time of the Merger, will be assumed by Oracle and converted automatically at the effective time of the Merger into an option or restricted stock unit of Oracle, as the case may be, denominated in shares of common stock of Oracle and subject to terms and conditions substantially identical to those in effect at the effective time (each such assumed unvested portion of a Company Compensatory Award, an “Assumed Company Award”). The number of shares of the common stock of Oracle that will be subject to each such Assumed Company Award upon the assumption thereof at the effective time of the Merger will be determined by multiplying the number of Shares subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the effective time of the Merger occurs (rounded down to the nearest whole share). If any such Assumed Company Award had an exercise or purchase price per Share as of immediately prior to the effective time of the Merger, then, at the effective time of the Merger, such Assumed Company Award will have an exercise or purchase price per share of the common stock of Oracle, and such new exercise or purchase price will be determined by dividing the prior exercise or purchase price per Share of such Assumed Company Award by the Award Exchange Ratio (rounded upwards to the nearest whole cent).

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The Merger Agreement also provides that, at the effective time of the Merger, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award will have the right to receive an amount in cash equal to the product of (x) the aggregate number of Shares subject to such Cashed Out Compensatory Award immediately prior to the effective time of the Merger and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). From and after the effective time of the Merger, any such Cashed Out Compensatory Award will no longer be exercisable or settleable in shares by the former holder of such Cashed Out Compensatory Award, but instead the holder will only be entitled to the payment of the Compensatory Award Payment, if any; provided that any Cashed Out Compensatory Award that has an exercise or purchase price equal to or greater than the Offer Price will be cancelled without any consideration therefor. The Compensatory Award Payments will be paid as soon as practicable following the effective time of the Merger, without interest.

The Merger Agreement also provides that the Company will use its reasonable best efforts to cause each holder of warrants to purchase Shares that are outstanding as of the date of the Merger Agreement to exercise (on a cash basis or pursuant to an amendment approved by Parent allowing for a net exercise mechanism) each warrant held by such holder promptly after the date of the Merger Agreement. In lieu of the foregoing, with the prior written consent of Parent, the Company may enter into an agreement with such holder pursuant to which each warrant held by such holder will be cancelled and terminated in connection with the Merger in exchange for the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to each warrant held by such holder immediately prior to the Effective Time and (ii) the Offer Price less any per share exercise price or purchase price of each such warrant immediately prior to such cancellation and termination.

The Merger Agreement also provides that, at the effective time of the Merger, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the effective time of the Merger and that is held by a person who is not an employee of the Company or any of its Subsidiaries (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the effective time of the Merger, be cancelled and extinguished for no consideration. From and after the effective time of the Merger, any such Terminated Compensatory Award will no longer be exercisable by the former holder thereof or settleable in Shares.

See Section 11 – “The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On April 27, 2016, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on the New York Stock Exchange was $19.89 per Share. On May 11, 2016, the last full day of trading before commencement of the Offer, the reported closing sales price of the Shares on the New York Stock Exchange was $25.96 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 – “Price Range of Shares; Dividends.”

S-viii

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements with each of the Supporting Stockholders (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), which provide that each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). The Tender and Support Agreements also provide that the Supporting Stockholders will vote their Shares against certain alternative corporate transactions. The Tender and Support Agreements terminate upon the earlier of (i) valid termination of the Merger Agreement, (ii) the effectiveness of the Merger or (iii) certain amendments to the Merger Agreement or the Offer. Excluding Shares underlying Company Compensatory Awards, as of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 5,750,690 Shares (or approximately 21.4% of all Shares outstanding as of April 26, 2016). Including Shares which may be issued under Company Compensatory Awards and warrants to purchase Shares which are exercisable for or may become vested and settled for Shares within 60 days of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,631,850 Shares as of April 28, 2016 (or approximately 23.9% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of April 26, 2016).

See Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements.”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to you in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer, and the Merger is completed, holders of Shares immediately prior to the effective time of the Merger who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 – “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call Innisfree M&A Incorporated, the information agent for the Offer (the “Information Agent”) toll free at (888) 750-5834. See the back cover of this Offer to Purchase for additional contact information.

S-ix

INTRODUCTION

Tulip Acquisition Corporation, a Delaware corporation (“Purchaser”) and a subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a subsidiary of Oracle Corporation, a Delaware corporation (“Oracle”), is offering to purchase all issued and outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Textura Corporation, a Delaware corporation (the “Company”), at a purchase price of $26.00 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, as they may be amended or supplemented from time to time, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 28, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and (solely with respect to performance of its obligations set forth in certain specified sections thereof) Oracle, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Merger”). In the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by the Company as treasury stock, owned by Oracle, Parent, Purchaser or any subsidiary of the Company; or (ii) Shares held by stockholders who properly exercise appraisal rights under the General Corporation Law of the State of Delaware (the “DGCL”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 11 – “The Merger Agreement; Other Agreements.”

Tendering stockholders who are record owners of their Shares and who tender directly to the Depositary (as defined below in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company Board (upon the unanimous recommendation of the Special Committee of the Company Board) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL.

A more complete description of the Company Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, is set forth in the Company’s Solicitation/Recommendation Statement on the Schedule 14D-9 (the “Schedule 14D-9”). Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 under the sub-headings “Background of the Offer” and “Reasons for Recommendation of the Board.”

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including, among others: (i) the Minimum Condition (as defined below in the “Summary Term Sheet”) and (ii) the Antitrust Condition (as

defined below in Section 15 – “Conditions of the Offer”), which includes the expiration or termination of the waiting period applicable to Purchaser’s purchase of Shares pursuant to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15 – “Conditions of the Offer.”

The Company has advised Parent that Morgan Stanley & Co. LLC, financial advisor to the Special Committee of the Company Board, rendered its opinion to the Special Committee of the Company Board, and the Company Board has, with the permission of Morgan Stanley & Co. LLC, relied upon such opinion, to the effect that, as of April 27, 2016 and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley & Co. LLC as set forth in the written opinion, the consideration to be received by the holders of Shares (other than Shares held by (a) the Company as treasury stock, (b) Oracle, Parent or Purchaser, (c) any subsidiary of the Company, (d) Northwater Capital Management Inc. and its affiliated investment funds or (e) a holder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL) pursuant to the Merger Agreement in the Offer and the Merger is fair, from a financial point of view, to such holders. The full text of the written opinion of Morgan Stanley & Co. LLC, dated as of April 27, 2016, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex I to the Schedule 14D-9. Morgan Stanley & Co. LLC provided its opinion for the information and assistance of the Special Committee of the Company Board and the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The opinion of Morgan Stanley & Co. LLC does not constitute a recommendation as to whether or not you should tender your Shares in connection with the Offer.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is offering to purchase all of the issued and outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, as promptly as practicable after the Expiration Date, pay for all Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) validly tendered prior to 12:00 midnight, New York City time, at the end of the Expiration Date and not validly withdrawn as described in Section 4 – “Withdrawal Rights.”

The Offer is conditioned upon, among other things, the satisfaction of the Minimum Condition and the other conditions described in Section 15 – “Conditions of the Offer.”

The Merger Agreement provides that (i) if, as of the scheduled Expiration Date, any of the conditions to Purchaser’s obligation to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer set forth in Exhibit B to the Merger Agreement (collectively, the “Offer Conditions”) is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied and (ii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, but, with respect to clauses (i) and (ii), in no event beyond the End Date. The “End Date” means October 27, 2016, as it may be extended as provided in the Merger Agreement and summarized below in Section 11 –“The Merger Agreement; Other Agreements—Termination of the Merger Agreement.”

The Merger Agreement provides that, without the prior written consent of the Company: (i) the Minimum Condition may not be amended or waived; and (ii) no change may be made to the Offer that: (a) changes the form of consideration to be delivered by Purchaser pursuant to the Offer; (b) decreases the Offer Price or the number of Shares sought to be purchased by Purchaser pursuant to the Offer; (c) imposes conditions to the Offer in addition to the Offer Conditions; or (d) except as otherwise allowed by the Merger Agreement, extends the Expiration Date.

The Merger Agreement also provides that, at Parent’s election and in Parent’s sole discretion and upon written notice to the Company prior to the Acceptance Time, the definition of Minimum Condition may be modified to replace the reference to “66 2/3% of the Adjusted Outstanding Share Number” in such definition with “66 2/3% of the aggregate number of outstanding Company Common Stock immediately prior to the Acceptance Time” (such modification, the “Permitted Minimum Condition Modification”). Effecting the Permitted Minimum Condition Modification by Parent will not constitute a waiver of the Minimum Condition for purposes of the Merger Agreement.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC and other applicable laws and regulations, we expressly reserve the right to waive any Offer Condition at any time and from time to time, to increase the Offer Price or to make any other changes in the terms and conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. In the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may terminate the Offer at any scheduled Expiration Date or amend or terminate the Offer as otherwise permitted by the Merger Agreement, if any of the Offer Conditions has not been satisfied at 12:00 midnight, Eastern Time, on the scheduled Expiration Date of the Offer; provided, however, that (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to 20 (twenty) business days per extension, to permit such Offer Condition to be satisfied, and (ii) Purchaser shall extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, but, with respect to clauses (i) and (ii), in no event shall Purchaser extend the Offer to a date later than the End Date. Under certain circumstances described in the Merger Agreement, we may terminate the Merger Agreement.

The Company has provided us with its stockholders list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of the Offer Conditions set forth in Section 15 – “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 – “Certain Legal Matters; Regulatory Approvals.”

In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 – “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

The term “Agent’s Message” means a message, transmitted through electronic means by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 – “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 – “Procedures for Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either: (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date; or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.”

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery.” Delivery of documents to DTC does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary on or prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received on or prior to the Expiration Date by the Depositary as provided below; and

•	the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be transmitted by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary.

THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent, Oracle, or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. Payments made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). To avoid backup withholding and potential penalties, any U.S. stockholder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, listing such U.S. stockholder’s correct taxpayer identification number and certifying that such stockholder is a U.S. person, the taxpayer identification number provided is correct, and that such stockholder is not subject to backup withholding. Any foreign stockholder should submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that Shares tendered may also be withdrawn after July 10, 2016 if Purchaser has not accepted them for payment by the end of July 10, 2016.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written or facsimile transmission notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent, Oracle or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Certain United States Federal Income Tax Consequences of the Offer.

The following is a summary of the material United States federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. The summary is for general information only and does not purport to consider all aspects of United States federal income taxation that might be relevant to stockholders of the Company. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof in effect as of the date of this Offer, all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The summary applies only to stockholders of the Company in whose hands Shares are capital assets within the meaning of Section 1221 of the Code. This summary does not address foreign, state or local tax consequences of the Offer or the Merger, nor does it purport to address the U.S. federal income tax consequences of the transactions to holders of the Company Compensatory Awards, or to special classes of taxpayers (e.g., foreign taxpayers, small business investment companies, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, cooperatives, banks and certain other financial institutions, insurance companies, tax-exempt organizations, retirement plans, stockholders that are, or hold Shares through, partnerships or other pass-through entities for U.S. federal income tax purposes, United States persons whose functional currency is not the United States dollar, dealers in securities or foreign currency, traders that mark-to-market their securities, expatriates and former long-term residents of the United States, persons subject to the alternative minimum tax, stockholders holding Shares that are part of a straddle, hedging, constructive sale or conversion transaction, stockholders who received Shares in compensatory transactions, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock or otherwise as compensation, and stockholders that beneficially own (actually or constructively), more than 5% of the total fair market value of the Shares). In addition, this summary does not address U.S. federal taxes other than income taxes.

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Shares that, for United States federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or an entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to United States federal income tax regardless of its source; or (iv) a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons, within the meaning of Section 7701(a)(30) of the Code have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a United States person for United States federal income tax purposes. This discussion does not address the tax consequences to stockholders who are not U.S. Holders.

If a partnership, or another entity treated as a partnership for United States federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the partnership’s activities. Accordingly, partnerships or other entities treated as partnerships for United States federal income tax purposes that hold Shares, and partners or members in those entities, are urged to consult their tax advisors regarding the specific United States federal income tax consequences to them of the Offer and the Merger.

Because individual circumstances may differ, each stockholder should consult its, his or her own tax advisor to determine the applicability of the rules discussed below and the particular tax effects of the Offer and the Merger on a beneficial holder of Shares, including the application and effect of the alternative minimum tax and any state, local and foreign tax laws and of changes in such laws.

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction to U.S. Holders for United States federal income tax purposes. In general, a U.S. Holder who sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for United States federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of any withholding tax) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger. Such gain or loss will be long-term capital gain or loss, provided that a U.S. Holder’s holding period for such block of Shares is more than one year at the time of consummation of the Offer or the Merger, as the case may be. Capital gains recognized by an individual upon a disposition of a Share that has been held for more than one year generally will be subject to a maximum United States federal income tax rate of 20%. In addition, certain non-corporate stockholders may be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of the gain recognized in connection with the Offer or the Merger. In the case of a Share that has been held for one year or less, such capital gains generally will be subject to tax at short-term capital gains tax rates. Certain limitations apply to the use of a U.S. Holder’s capital losses.

A U.S. Holder whose Shares are purchased pursuant to the Offer or exchanged for cash pursuant to the Merger is subject to information reporting and may be subject to backup withholding unless certain information is provided to the Depositary or an exemption applies. See Section 3 – “Procedures for Accepting the Offer and Tendering Shares.”

6.	Price Range of Shares; Dividends

The Shares currently trade on the New York Stock Exchange under the symbol “TXTR.” The following table sets forth the high and low sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Bloomberg Finance based on published financial sources:

	High	Low
Fiscal Year 2016
First Quarter	$20.94	$13.23
Fiscal Year Ended December 31, 2015
First Quarter	$29.55	$24.10
Second Quarter	$31.23	$26.00
Third Quarter	$30.89	$24.60
Fourth Quarter	$30.00	$20.87
Fiscal Year Ended December 31, 2014
First Quarter	$36.33	$24.70
Second Quarter	$25.49	$13.80
Third Quarter	$30.53	$23.00
Fourth Quarter	$29.95	$19.37

On April 27, 2016, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on the New York Stock Exchange was $19.89 per Share. On May 11, 2016, the last full day of trading before commencement of the Offer, the closing price of the Shares on the New York Stock Exchange was $25.96 per Share. Stockholders are urged to obtain current market quotations for the Shares.

The Company has not declared or paid dividends to date and does not anticipate doing so.

7.	Certain Information Concerning the Company.

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. None of Oracle, Parent or Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue. However, none of Oracle, Parent or Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Oracle, Parent or Purchaser.

General. The Company is a Delaware corporation and a leading provider of collaboration and productivity for the construction industry. The Company’s solutions are focused on facilitating collaboration between owners/developers, general contractors and subcontractors. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

1405 Lake Cook Road

Deerfield, Illinois 60015

(847) 457-6500

Projected Financial Information. In connection with our due diligence review of the Company, the Company made available to us the financial information described as “November Case A” and “April Case A” in Item 8 – “Additional Information” of the Schedule 14D-9 under the sub-heading entitled “Company Management Projections.”

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements, the last one having been filed with the SEC on April 4, 2016 and distributed to the Company’s stockholders. Such information also will be available in the Schedule 14D-9. Such reports, proxy statements and other information are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at the address above. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.

8.	Certain Information Concerning Oracle, Parent and Purchaser.

Purchaser is a Delaware corporation and a subsidiary of Parent, and was formed solely for the purpose of facilitating Oracle’s acquisition of the Company. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:

Tulip Acquisition Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

Parent is a Delaware limited liability company and a subsidiary of Oracle. Parent is a holding company that owns the shares of certain entities recently acquired by Oracle. The business address and business telephone number of Parent are as set forth below:

OC Acquisition LLC

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

Oracle is a publicly traded Delaware corporation and provides products and services that address all aspects of corporate information technology (“IT”) environments—application, platform and infrastructure. The Oracle Cloud offerings provide a comprehensive and fully integrated stack of application, platform, compute and storage services in all three primary layers of the cloud: Software as a Service, Platform as a Service and Infrastructure as a Service. Oracle’s on-premise offerings include Oracle database and middleware software, application software, hardware (Oracle Engineered Systems, servers, storage, networking and industry-specific products), and related support and services. Oracle provides cloud and on-premise offerings to over 400,000 worldwide customers via deployment models that best suit their needs. The business address and business telephone number of Oracle are as set forth below:

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

(650) 506-7000

The summary information set forth below is qualified in its entirety by reference to Oracle’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the more comprehensive financial and other information in such filings and other publicly available information.

The name, business address, citizenship, current principal occupation or employment, five-year material employment history and citizenship of each director and executive officer of Purchaser, Parent and Oracle and certain other information are set forth in Schedule I to this Offer to Purchase.

Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, Parent or Oracle, or, to the best knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, during the past five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

As a result of the Tender and Support Agreements (as defined below in Section 11 – “The Merger Agreement; Other Agreements – Tender and Support Agreements”), Purchaser, Parent and Oracle may each be deemed to be the beneficial owner of an aggregate of 6,631,850 Shares as of April 28, 2016 (including Shares that may be issued under Company Compensatory Awards and warrants to purchase Shares that are exercisable for or may become vested and settle for Shares within 60 days of April 28, 2016) (or approximately 23.9% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of April 26, 2016).

Except pursuant to the Tender and Support Agreements or as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent and Oracle and, to the knowledge of Purchaser, Parent and Oracle, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent and Oracle and to the knowledge of Purchaser, Parent and Oracle, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent, and Oracle and, to the knowledge of Purchaser, Parent and Oracle, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent and Oracle, their subsidiaries or, to the knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between Purchaser, Parent or Oracle, their subsidiaries or, to the knowledge of Purchaser, Parent and Oracle, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Additional Information. Oracle is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports, proxy statements and other information with the SEC relating to its business, its financial condition, information as of particular dates concerning Oracle’s directors and officers, information as of particular dates concerning the principal holders of Oracle’s securities and any material interests of such persons in transactions with Oracle. Such reports, proxy statements and other information are available for inspection and copying at the offices of the SEC in the same manner as set forth with respect to the Company in Section 7 – “Certain Information Concerning the Company.”

9.	Source and Amount of Funds.

We estimate that we will need approximately $745 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

Oracle, through itself or one or more of its subsidiaries, will provide Purchaser with sufficient funds to purchase all Shares validly tendered in the Offer and, upon the terms and subject to the conditions set forth in the Merger Agreement, to complete the Merger following the consummation of the Offer. Oracle expects to obtain the necessary funds from cash on hand.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

The following is a description of contacts between representatives of Oracle, Parent or the Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement and the agreements related to the Offer. For a review of the Company’s activities relating to these contacts, please refer to the Company’s Schedule 14D-9 being mailed to stockholders with this Offer to Purchase.

Background of the Offer

Members of Oracle’s senior management over time have reviewed and discussed business, operational and strategic plans to enhance and complement Oracle’s Primavera global business unit, including the potential acquisition of the Company. In early August 2015, an intermediary reached out to representatives of Oracle to gauge Oracle’s interest in a preliminary meeting with representatives of the Company to discuss a potential acquisition of the Company. Later in August 2015, representatives of Oracle indicated a willingness to have a preliminary meeting with representatives of the Company to discuss a potential acquisition. However, prior to the meeting on August 28, 2015, a representative of the Company telephoned a representative of Oracle and indicated that the Company was not prepared to meet with Oracle for that purpose at that time.

On September 11, 2015, at the Company’s request, a representative of Morgan Stanley & Co. LLC (“Morgan Stanley”) reached out to representatives of Oracle to see if Oracle would be interested in having an introductory meeting with the Company in order to learn more about the Company. On September 29, 2015, representatives of Oracle and the Company held an introductory meeting in Deerfield, Illinois.

On December 2, 2015, a member of Oracle’s management team had telephone conversations with a representative of Morgan Stanley. During the conversations, Morgan Stanley indicated that the Company was in the process of evaluating potential strategic alternatives and would like to schedule a meeting between the Company’s management and representatives of Oracle. In anticipation of a meeting between representatives of Oracle and the Company, a representative of Oracle negotiated the terms of a confidentiality agreement with representatives of the Company. Oracle and the Company subsequently entered into the confidentiality agreement on December 21, 2015.

On December 22, 2015, representatives of Oracle and representatives of the Company held a meeting at the Company’s headquarters in Deerfield, Illinois to discuss the Company’s business and financial performance. Following this meeting, representatives of Oracle requested and received additional information about the Company and continued to conduct financial and technical due diligence on the Company. On January 19, 2016, representatives of Oracle held another meeting with representatives of the Company to conduct technical due diligence.

During the last week of January 2016 and the first two weeks of February 2016, representatives of Oracle contacted representatives of Morgan Stanley to discuss and better understand the proposed sale process and the Company’s business and financial performance. At the conclusion of these discussions, on February 12, 2016, representatives of Oracle stated to Morgan Stanley that Oracle was not prepared to submit an indication of interest to acquire the Company at such time.

A representative of Oracle and a representative of the Company kept in touch with each other over the remainder of February regarding the Company and its prospects. This periodic contact continued through early April.

On April 13, 2016, a representative of Oracle telephoned a representative of the Company to indicate Oracle’s interest in acquiring the Company and stated that Oracle intended to submit a non-binding, written proposal that day. On April 14, 2016, Oracle submitted a non-binding, written proposal to acquire all the outstanding shares of the Company for $24.00 per share in cash, together with a request to enter into exclusive negotiations.

On April 17, 2016, a representative of Morgan Stanley telephoned a representative of Oracle and informed Oracle that the Special Committee had determined that Oracle’s proposal to acquire the Company for $24.00 per share in cash was insufficient. The representative of Morgan Stanley indicated that based on discussions with the Special Committee of the Board of Directors of the Company, Oracle would need to increase its proposal to $27.00 per share in cash before the Special Committee would be willing to authorize the Company entering into exclusive negotiations with Oracle. Following the telephone conversation, representatives of Oracle’s senior management discussed the Company’s response to the initial proposal and determined to increase its proposal to acquire the Company to $25.25 per share in cash. Representatives of Oracle communicated the $25.25 per share in cash offer price to Morgan Stanley on April 18, 2016.

Later in the morning on April 18, 2016, a representative of Morgan Stanley contacted Oracle and indicated that based on discussions with the Special Committee, Oracle would need to increase its proposal to $26.50 per share in cash before the Special Committee would be willing to authorize the Company to enter into exclusive negotiations with Oracle. Later that day, a representative of Oracle telephoned a representative of Morgan Stanley and stated that Oracle was prepared to increase its proposal to acquire the Company to $26.00 per share in cash, subject to completion of satisfactory due diligence, negotiation of a satisfactory definitive agreement, final approval of Oracle’s Board of Directors and entering into an exclusive negotiation period ending just prior to the Company’s scheduled earnings release on April 28, 2016. The Oracle representative indicated to the representative of Morgan Stanley that this was Oracle’s best and final offer. In the afternoon on April 18, 2016, a representative of Morgan Stanley telephoned a representative of Oracle and indicated that the Special Committee was prepared to enter into exclusive negotiations with Oracle for Oracle to acquire all the outstanding shares of the Company for $26.00 per share in cash. The parties also discussed the timing and process for finalizing due diligence and negotiating a definitive agreement. Later that day, Oracle and the Company executed an exclusivity agreement.

Between April 19, 2016 and April 28, 2016, representatives of Oracle and the Company, Weil Gotshal & Manges LLP, outside counsel to Oracle (which we refer to as “Weil Gotshal”), Mayer Brown LLP, outside counsel to the Company (which we refer to as “Mayer Brown”), Latham & Watkins LLP, outside counsel to the Special Committee (which we refer to as “Latham”), and Morgan Stanley, continued to conduct business and legal due diligence on the Company and negotiated the terms of the definitive merger agreement.

On April 27, 2016, the Finance and Audit Committee of Oracle’s Board of Directors held a telephonic meeting during which Oracle’s senior management made a presentation on the proposed acquisition of the Company. The members of the Finance and Audit Committee discussed the proposed transaction with Oracle’s senior management. Following this discussion, the members of the Finance and Audit Committee approved the proposed transaction and recommended that the Board of Directors of Oracle approve the acquisition of all the outstanding shares of the Company for $26.00 per share in cash.

Later in the day on April 27, 2016, Oracle’s Board of Directors held a telephonic meeting during which Oracle’s senior management made a presentation on the proposed acquisition of the Company and members of the Board of Directors asked questions and discussed the proposed acquisition with Oracle’s senior management. Following this discussion, the Oracle Board of Directors approved the merger agreement, the consummation of the Offer and the Merger and authorized the execution of the merger agreement and the tender support agreements.

Throughout the remainder of the evening of April 27, 2016 and into the morning of April 28, 2016, representatives of each of Oracle, Weil Gotshal, Latham, Mayer Brown and the Company finalized the merger agreement, the tender and support agreements and the related disclosure schedules. The parties executed the merger agreement and the tender support agreements early in the morning of April 28, 2016, and the transaction was announced prior to the stock market opening on April 28, 2016.

11.	The Merger Agreement; Other Agreements.

Merger Agreement

The Merger Agreement

The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any factual information about Oracle, Parent, Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

The Merger Agreement has been filed herewith as required by applicable SEC regulations and solely to inform investors of its terms. The Merger Agreement contains representations, warranties and covenants, which were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement (and, in the case of certain covenants relating to indemnification of directors and officers, for the benefit of directors and officers of the Company designated as third-party beneficiaries), are intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The holders of Shares and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Oracle, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

Principal Terms of the Offer

The Merger Agreement provides that, subject to the terms and conditions of the Offer and the Merger Agreement, Purchaser will accept for payment all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after Purchaser is permitted to do so under applicable law or regulations, and will pay the Offer Price in exchange for such Shares accepted for payment. The Merger Agreement provides that the obligation of Purchaser to accept for payment, and pay for, the Shares validly tendered (and not withdrawn) is subject to the satisfaction or (if permitted) waiver of the Offer Conditions.

The Merger Agreement provides that Purchaser expressly reserves the right, in its sole discretion, to increase the Offer Price, to waive any Offer Condition or make any other changes to the terms and conditions of the Offer, except that, without the prior written consent of the Company, Purchaser may not:

•	waive or amend the Minimum Condition (other than a Permitted Minimum Condition Modification) or

•	make any change to the Offer that:

•	changes the form of consideration to be delivered by Purchaser pursuant to the Offer,

•	decreases the Offer Price or the number of Shares sought to be purchased by Purchaser in the Offer,

•	imposes conditions to the Offer in addition to the Offer Conditions, or

•	extends the Expiration Date other than in the manner permitted or required by the Merger Agreement, which is summarized below under “Extensions of the Offer.”

The Merger Agreement also provides that, at Parent’s election and in Parent’s sole discretion and upon written notice to the Company prior to the Acceptance Time, the definition of Minimum Condition may be modified to replace the reference to “66 2/3% of the Adjusted Outstanding Share Number” in such definition with “66 2/3% of the aggregate number of outstanding Company Common Stock immediately prior to the Acceptance Time” (such modification, the “Permitted Minimum Condition Modification”). Effecting the Permitted Minimum Condition Modification by Parent will not constitute a waiver of the Minimum Condition for purposes of the Merger Agreement.

Extensions of the Offer

The Merger Agreement provides that if, at any scheduled expiration of the Offer, any Offer Condition is not satisfied and has not been waived, Purchaser shall:

•	extend the Offer on one or more occasions for an additional period of up to 20 business days per extension, to permit such Offer Condition to be satisfied until the earlier to occur of the satisfaction or waiver of such Offer Conditions or the End Date; and

•	extend the Offer from time to time for any period required by any rule or regulation of the SEC applicable to the Offer, except that no such extension of the Offer may be made to a date beyond the End Date.

Schedule 14D-9 and Board Recommendation.

The Merger Agreement provides that the Company will file the Schedule 14D-9 with the SEC contemporaneously with the filing by Purchaser of the Schedule TO. The Merger Agreement provides that the Schedule 14D-9 will include: (i) the Company Board’s unanimous recommendation that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Board Recommendation”), (ii) the fairness opinion of the Special Committee’s financial advisor, (iii) a fair summary of the financial analysis performed by the financial advisor, (iv) disclosure of the compensation paid to the Special Committee’s financial advisor by Oracle, the Company and any of their respective affiliates during the three year period prior to April 28, 2016, the date of the Merger Agreement, and (v) the notice and other information required by Section 262(d)(2) of the DGCL.

The Merger

Principal Terms of the Merger

The Merger Agreement provides that the Merger and the transactions contemplated thereby, including the Offer and the Merger, are to be governed by Section 251(h) of the DGCL and that the Merger will be effected without a vote of the Company’s stockholders. The Merger Agreement provides that the Merger will close as soon as practicable (and, in any event, within two business days) after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (including the condition that Purchaser shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer).

The Merger Agreement provides that, as promptly as practicable after the closing of the Merger, the Company will file with the Delaware Secretary of State a certificate of merger (the “Certificate of Merger”). The Merger Agreement provides that the Merger will become effective on such date and at such time (the “Effective Time”) as the Certificate of Merger has been duly filed with the Delaware Secretary of State (or at such later time as may be agreed by the parties that is specified in the Certificate of Merger). The Merger Agreement provides that, at the Effective Time, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).

The Merger Agreement provides that, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive an amount equal to the Offer Price, in cash without interest thereon and subject to any required tax withholding (the “Merger Consideration”), payable to the holder thereof in accordance with the terms and conditions of the Merger Agreement, unless:

•	such Share is held by the Company as treasury stock or owned by Oracle, Parent or Purchaser or any subsidiary of the Company immediately prior to the Effective Time, in which case such Share will be canceled, and no payment will be made with respect thereto;

•	such Share is a Dissenting Share (as defined below in the following paragraph).

The Merger Agreement provides that Shares that are issued and outstanding immediately prior to the Effective Time and held by a stockholder who has properly exercised appraisal rights of such Shares in accordance with Section 262 of the DGCL (such Section, “Section 262,” and such Shares, until such time as such stockholder fails to perfect, withdraws or otherwise loses such holder’s appraisal rights under the DGCL with respect to such Shares, “Dissenting Shares”) will not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead such holder will be entitled to payment of the appraised value of such Dissenting Shares in accordance with the provisions of Section 262. The Merger Agreement provides that, if any such holder shall have failed to perfect or shall have effectively withdrawn or lost the right to appraisal under Section 262 or if a court of competent jurisdiction determines that the holder is not entitled to the relief provided by Section 262, such Shares will be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each Share, without any interest thereon.

Treatment of Company Compensatory Awards in the Merger.

The Merger Agreement provides that, at the Effective Time by virtue of the Merger, the unvested portion of any stock option or restricted stock unit of the Company (a “Company Compensatory Award”) that is outstanding immediately prior to the Effective Time and that is held by an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof (each, a “Person”) who is an employee of the Company or any of its Subsidiaries immediately prior to the Effective Time will be assumed by Oracle and will be converted automatically at the Effective Time into an option or restricted stock unit, as the case may be, denominated in shares of the common stock, par value $0.01 per share, of Oracle and subject to terms and conditions substantially identical to those in effect at the Effective Time (each such assumed unvested portion of a Company Compensatory Award, an “Assumed Company Award”). The Merger Agreement further provides that:

•	the number of shares of the common stock of Oracle that will be subject to each Assumed Company Award will be determined by multiplying the number of Shares subject to such Assumed Company Award by a fraction (the “Award Exchange Ratio”), the numerator of which is the Offer Price and the denominator of which is the average closing price of common stock of Oracle on the New York Stock Exchange over the five (5) trading days immediately preceding (but not including) the date on which the Effective Time occurs (rounded down to the nearest whole share); and

•	the per share exercise price or purchase price (if any) of each such Assumed Company Award will be equal to (x) the per share exercise or purchase price of each such Assumed Company Award divided by (y) the Award Exchange Ratio (rounded upwards to the nearest whole cent).

The Merger Agreement provides that, notwithstanding the foregoing, the assumption of the unvested portion of a Company Stock Option will be performed in a manner intended to comply with the requirements of Sections 409A or 424(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement also provides that, at the Effective Time, the vested portion (including any portion that pursuant to its terms becomes vested solely as a result of the transactions contemplated by the Merger Agreement) of each Company Compensatory Award that is outstanding immediately prior to the Effective Time (each such vested portion of a Company Compensatory Award, a “Cashed Out Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished and, in exchange for the Cashed Out Compensatory Award, each former holder of any such Cashed Out Compensatory Award shall have the right to receive an amount in cash equal to the product of (x) the aggregate number of shares of Company Common Stock subject to such Cashed Out Compensatory Award immediately prior to the Effective Time and (y) the Offer Price less any per share exercise or purchase price of such Cashed Out Compensatory Award immediately prior to such cancellation (such amounts payable hereunder being referred to as the “Compensatory Award Payments”). From and after the Effective Time, any such Cashed Out Compensatory Award will no longer be exercisable or settleable in shares by the former holder of such Cashed Out Compensatory Award, but instead the holder will only be entitled to the payment of the Compensatory Award Payment, if any; provided that any Cashed Out Compensatory Award that has an exercise price or purchase price equal to or greater than the Offer Price shall be cancelled without any consideration therefor. The Compensatory Award Payments will be paid as soon as practicable following the Effective Time, without interest.

The Merger Agreement also provides that, at the Effective Time, the unvested portion of each Company Compensatory Award that is outstanding immediately prior to the Effective Time and that is held by a Person who is not an employee of the Company or any of its Subsidiaries (each such unvested portion of a Company Compensatory Award, a “Terminated Compensatory Award”) will not be assumed by Oracle and will, immediately prior to the Effective Time, be cancelled and extinguished for no consideration. From and after the Effective Time, any such Terminated Compensatory Award shall no longer be exercisable by the former holder thereof or settleable in Shares.

The Merger Agreement also provides that the Company will take such action as may be necessary under the Company’s 2014 Employee Stock Purchase Plan (the “ESPP”), to (i) terminate all purchase periods under the ESPP as of the last day of the Company’s first payroll period ending after the Effective Time (the “Final Exercise Date”); (ii) provide that no further purchase periods shall commence under the ESPP on or following the Final Exercise Date; and (iii) terminate the ESPP as of the Final Exercise Date, subject to the closing of the Merger. Each outstanding right under the ESPP on the Final Exercise Date shall be exercised on such date for the purchase of Shares in accordance with the terms of the ESPP and any outstanding Shares obtained through the exercise of such outstanding right shall be treated in the same manner as other Shares under the Merger Agreement.

The Merger Agreement also provides that the Company will use its reasonable best efforts to cause each holder of warrants to purchase Shares that are outstanding as of the date of the Merger Agreement to exercise (on a cash basis or pursuant to an amendment approved by Parent allowing for a net exercise mechanism) each warrant held by such holder promptly after the date of the Merger Agreement. In lieu of the foregoing, with the prior written consent of Parent, the Company may enter into an agreement with such holder pursuant to which each warrant held by such holder will be cancelled and terminated in connection with the Merger in exchange for the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to each warrant held by such holder immediately prior to the Effective Time and (ii) the Offer Price less any per share exercise price or purchase price of each such warrant immediately prior to such cancellation and termination

Adjustments to the Offer Price and Merger Consideration

The Merger Agreement provides that if, during the period between the date of the Merger Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company occurs by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, or any similar transaction, or any record date for any such purpose is established, the Offer Price, the Merger Consideration and any other amounts payable pursuant to the Merger Agreement will be appropriately adjusted.

Representations and Warranties

In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; capitalization; subsidiaries; SEC filings and the Sarbanes-Oxley Act; financial statements and internal controls; certain disclosure documents; absence of certain changes; the Company not having certain undisclosed material liabilities; litigation; compliance with applicable law or regulations; material contracts; taxes; employee benefit plans; labor and employment matters; insurance policies; environmental matters; intellectual property and information technology; properties; interested party transactions; compliance with the U.S. Foreign Corrupt Practices Act and other applicable anti-corruption laws; customers and suppliers; finders’ fees; the opinion of the Company’s financial advisor; anti-takeover laws and no shareholder rights plan; and the intent of certain Company stockholders to tender their Shares into the Offer.

In the Merger Agreement, Parent has made customary representations and warranties to the Company, including representations relating to, among other things: corporate existence and power; corporate authorization; governmental authorization; non-contravention; information supplied by Parent for inclusion in the Schedule TO and related documents; financing and availability of funds; and Parent and Purchaser not being “interested stockholders” immediately prior to the time the Company Board approved the Merger Agreement.

Material Adverse Effect

Certain of the representations and warranties contained in the Merger Agreement and certain of the Offer Conditions contained in the Merger Agreement and this Offer to Purchase refer to the concept of a “Company Material Adverse Effect.”

The Merger Agreement defines a “Company Material Adverse Effect” as (i) a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; or (ii) an effect that would prevent, materially delay or materially impair the commencement of, or the purchase of or Parent’s ability to make, or to purchase or pay for Shares tendered pursuant to, the Offer, or the Company’s ability to consummate the Merger, excluding, in the case of the preceding clause “(i),” any such material adverse effect resulting from or arising out of:

•	the announcement or pendency of the Offer or the Merger (including any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, customers, partners or suppliers related thereto);

•	general economic or political conditions (including acts of terrorism or war) to the extent that such conditions do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industries as the Company;

•	general conditions in the industries in which the Company and its Subsidiaries operate to the extent that such conditions do not disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies participating in the same industries as the Company;

•	any changes (after the date of the Merger Agreement) in GAAP or applicable law;

•	any failure to take any action in compliance with the restrictions or other prohibitions set forth in the provisions of the Merger Agreement which are summarized below under “Operating Covenants”, provided that the Company sought, but did not receive, the prior written consent of Parent to take such action, or the taking of any specific action at the written direction of Parent;

•	any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel (each, a “Proceeding”) made or brought by any holder of Shares (on the holder’s own behalf or on behalf of the Company) arising out of or related to the Merger Agreement or any of the transactions contemplated by the Merger Agreement (including the Offer or Merger); or

•	any failure by the Company to meet internal or analysts’ estimates or projections (although the cause of any such failure may be taken into consideration when determining whether a Company Material Adverse Effect has occurred).

Covenants

Operating Covenants

The Merger Agreement provides that, except as expressly permitted or contemplated by the Merger Agreement, as required by applicable laws or regulations or as consented to by Parent in writing, during the period from the date of the Merger Agreement until the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its business in the ordinary course, consistent with past practice, and use its commercially reasonable efforts to:

•	preserve intact its intellectual property, business organization and material assets;

•	keep available the services of its directors, officers and employees;

•	maintain in effect all of its governmental authorizations; and

•	maintain satisfactory relationships with its customers, lenders, suppliers, licensors, licensees, distributors and others having business relationships with the Company.

The Merger Agreement also provides that, without limiting the generality of the foregoing, except for matters expressly permitted or contemplated by the Merger Agreement or as required by applicable law or regulations, the Company will not, nor will it permit any of its Subsidiaries to, do any of the following without the prior written consent of Parent:

•	amend or waive the Company’s or any of its Subsidiaries’ certificate of incorporation, bylaws or other comparable charter or organizational documents (whether by merger, consolidation or otherwise);

•	declare, set aside or pay any dividends on, or make any other distributions in respect of, or enter into any agreement for the voting of, any capital stock of the Company or any of its Subsidiaries, other than certain inter-company transactions and distributions under the Company Employee Stock Purchase Plan or resulting from the vesting or exercise of Company Compensatory Awards;

•	split, combine or reclassify any capital stock of the Company or any of its Subsidiaries;

•	except in connection with Company Compensatory Awards, issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for, shares of capital stock of the Company or any of its Subsidiaries;

•

purchase, redeem or otherwise acquire any (i) shares of capital stock or voting securities or other Equity Interests (as defined below) of the Company or any Subsidiary of the Company, (ii) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities or other Equity Interests of the Company or any Subsidiary of the Company,

(iii) options, warrants or other rights or arrangements to acquire from the Company or any of its Subsidiaries, or other obligations or commitments of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities, ownership interests or Equity Interests in, or any securities convertible into or exchangeable for capital stock or other voting securities, ownership interests or Equity Interests in, the Company or any Subsidiary of the Company, or (iv) restricted shares, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other voting securities, ownership interests or Equity Interests in, the Company or any Subsidiary of the Company (the items in clauses (i)-(iv), with respect to the Company are referred to as “Company Securities,” and with respect to a Subsidiary of the Company are referred to as “Company Subsidiary Securities”), except for acquisitions of Shares by the Company in satisfaction by holders of Company Compensatory Awards of the applicable exercise price and/or withholding taxes;

•	take any action that would result in any amendment, modification or change of any term of any indebtedness of the Company or any of its Subsidiaries;

•	issue, deliver, sell, grant, pledge, transfer, subject to any lien or otherwise encumber or dispose of any Company Securities or Company Subsidiary Securities, other than in certain circumstances in connection with Company Compensatory Awards or the Company’s employee stock purchase plan;

•	adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to the Company or any of its Subsidiaries;

•	make any capital expenditures or incur any obligations or liabilities in respect thereof in excess of $1,000,000 in the aggregate in any fiscal quarter;

•	acquire any business, assets or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), or any other material assets (other than, in each case, assets acquired in the ordinary course of business consistent with past practice);

•	sell, lease, license, pledge, transfer, subject to any lien or otherwise dispose of any of its intellectual property, material assets or material properties except:

•	pursuant to contracts or commitments in existence as of the date of the Merger Agreement;

•	sales of used equipment in the ordinary course of business consistent with past practice; or

•	certain permitted liens incurred in the ordinary course of business consistent with past practice;

•	take various actions related to the hiring, termination or modification of the terms of employment or engagement (including compensation) of employees, consultants, contractors and advisors;

•	write-down any of its material assets, including any of its intellectual property;

•	make any change in any method of financial accounting principles, method or practices, in each case except for any such change required by GAAP or applicable law or regulations (in each case following consultation with the Company’s independent auditor);

•	repurchase, prepay or incur indebtedness (subject, in certain cases, to certain exceptions for the financing of ordinary course payables and the accrual of accounts payable in the ordinary course of business consistent with past practice), or make any loans, advances or capital contributions to, or investments in, any other Person (other than to the Company or any of its Subsidiaries or accounts receivable and extensions of credit and advances in expenses to employees, in each case in the ordinary course of business consistent with past practice);

•

agree to any exclusivity, non-competition, most favored nation, or similar provision or covenant restricting the Company, any of its Subsidiaries or any of their respective affiliates from competing in any line of business or with any Person or in any area or engaging in any activity or business (including with respect to the development, manufacture, marketing or distribution of their respective products or services), or pursuant to which any benefit or right would be required to be given or lost as a result of so competing or engaging, or which would have any such effect on Parent or any of its affiliates after the Effective Time;

•	enter into any contract, or relinquish or terminate any contract or other right, in any individual case with an annual value in excess of $50,000 or with a value over the life of the Contract in excess of $100,000, other than, in the ordinary course of business consistent with past practice:

•	entering into software license agreements or master services agreements, or the renewal of any existing software license agreements or services agreements, where the Company or any of its Subsidiaries is the licensor or service provider;

•	entering into service or maintenance contracts pursuant to which the Company or any of its Subsidiaries is providing services to customers;

•	entering into non-exclusive distribution, marketing, reselling or consulting agreements that provide for distribution of a product of the Company by a third party; or

•	entering into non-exclusive OEM agreements that are terminable without penalty within twelve months;

•	take various actions relating to taxes;

•	institute, pay, discharge, compromise, settle or satisfy (or agree to do any of the preceding with respect to) any claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise), in excess of $100,000 in any individual case, other than certain claims, liabilities or obligations previously disclosed or incurred in the ordinary course of business consistent with past practice, provided that the payment, discharge, settlement or satisfaction of such claim, liability or obligation does not include any material obligation (other than the payment of money) to be performed by the Company or any of its Subsidiaries following the date of the closing of the Merger;

•	waive, relinquish, release, grant, transfer or assign any right with a value of more than $100,000 in any individual case except in the ordinary course of business consistent with past practice;

•	waive any material benefits of, or agree to modify in any adverse respect, or fail to enforce, or consent to any matter with respect to which its consent is required under, any confidentiality, standstill or similar Contract to which the Company or any of its Subsidiaries is a party;

•	pay any fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement, in excess of $100,000 in the aggregate;

•	engage in (i) any trade loading practices or any other promotional sales or discount activity with any customers or distributors with any intent of accelerating to prior fiscal quarters (including the current fiscal quarter) sales to the trade or otherwise that would otherwise be expected (based on past practice) to occur in subsequent fiscal quarters, (ii) any practice which would have the effect of accelerating to prior fiscal quarters (including the current fiscal quarter) collections of receivables that would otherwise be expected (based on past practice) to be made in subsequent fiscal quarters, (iii) any practice which would have the effect of postponing to subsequent fiscal quarters payments by the Company or any of its Subsidiaries that would otherwise be expected (based on past practice) to be made in prior fiscal quarters (including the current fiscal quarter) or (iv) any other promotional sales or discount activity, in each case in clauses (i) through (iv) in a manner outside the ordinary course of business consistent with past practices;

•	take any action which may cause, directly or indirectly, the Merger Agreement, the Offer and the Merger contemplated thereby to not be governed by Section 251(h) of the DGCL;

•	submit to the vote of the stockholders of the Company any Acquisition Proposal (whether or not a Superior Proposal) prior to the Effective Time; or

•	authorize, commit or agree to take any of the foregoing actions.

No Solicitation and Superior Proposal Provisions

The Merger Agreement provides that neither the Company nor any of its Subsidiaries will, nor will the Company or any of its Subsidiaries authorize or permit any of their directors, officers, employees, financial advisors, attorneys, accountants, consultants, agents, or other authorized representatives (collectively, the “Representatives”) to, and the Company will instruct, and cause each of its applicable Subsidiaries to instruct, each such Representative not to, directly or indirectly, solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal (as defined below) or make any inquiry, offer or proposal that would reasonably be expected to lead to any Acquisition Proposal or, subject to the exceptions described in the immediately subsequent paragraph, (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Company or any of its Subsidiaries to, afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal, (ii) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries or approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other contract relating to any Acquisition Proposal or enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement or breach its obligations thereunder, or (iv) resolve, propose or agree to do any of the foregoing. The Merger Agreement provides that any violation of the foregoing restrictions by any Subsidiary of the Company or Representatives of the Company or any of its Subsidiaries will be deemed to be a breach by the Company of the provisions of the Merger Agreement providing for such restrictions. The Merger Agreement also provides that the Company will, and will cause its Subsidiaries and its and their respective Representatives to, cease immediately and cause to be terminated, and will not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Acquisition Proposal and use reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of the Company or any of its Subsidiaries that was furnished by or on behalf of the Company and its Subsidiaries to return or destroy (and confirm destruction of) all such information.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement which are summarized in the preceding paragraph or anything else to the contrary in the Merger Agreement, at any time prior to Acceptance Time, the Company Board, directly or indirectly, through any Representative, may engage in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide unsolicited Acquisition Proposal in writing after the date of the Merger Agreement that did not result from or arise out of a breach of such provisions and that the Company Board believes in good faith, after consultation with its outside legal counsel and financial advisor of nationally recognized reputation, constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and thereafter furnish to such third party non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement that contains terms no less favorable to the Company than those contained in the Company’s confidentially agreement with Oracle and contains additional provisions that expressly permit the Company to comply with the non-solicitation provision of the Merger Agreement (an “Acceptable Confidentiality Agreement”) provided, in each case, that the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be a breach of its fiduciary duties to the Company’s stockholders under applicable law or regulation.

The Merger Agreement provides that the Company will not be permitted to take any of the actions described in the provisions of the Merger Agreement which are summarized in the previous paragraph unless, at least 24 hours prior to taking such action, the Company notifies Parent in writing that it intends to take such action. The Merger Agreement further provides that the Company will also promptly (and, in any event, within 24 hours) notify Parent after it obtains knowledge of the receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party, in each case in connection with any Acquisition Proposal or inquiry, offer or proposal that would reasonably be expected to lead to an Acquisition Proposal. The Merger Agreement provides that, in such notice, the Company will identify the third party making, and the material terms and conditions of, any such Acquisition Proposal, inquiry, offer, proposal or request. The Merger Agreement provides that the Company will:

•	on a reasonable and prompt basis at a mutually agreeable time, advise Parent (or its counsel) of the progress of negotiations concerning any Acquisition Proposal, the material resolved and unresolved issues related thereto and any other material matters identified with reasonable specificity by Parent (or its counsel) and the material details (including material amendments or proposed amendments as to price and other material terms) of any such Acquisition Proposal, request or inquiry;

•	promptly upon receipt or delivery thereof, provide Parent (or its outside counsel) with copies of all material documents and material written or electronic communications relating to any such Acquisition Proposal (including the financing thereof), request or inquiry exchanged between the Company, its Subsidiaries or any of their respective officers, directors, employees or Representatives, on the one hand, and the Person making an Acquisition Proposal or any of its affiliates, or their respective officers, directors, employees, or Representatives, on the other hand;

•	promptly provide Parent with any non-public information concerning the business, present or future performance, financial condition or results of operations of the Company (or any of its Subsidiaries), provided to any third party that was not previously provided to Parent; and

•	provide Parent with at least 48 hours’ prior notice (or such lesser period of prior notice provided to the members of the Company Board) of any meeting of the Company Board at which the Company Board is reasonably expected to consider any Acquisition Proposal.

As defined in the Merger Agreement, “Acquisition Proposal” means any offer, proposal, inquiry or indication of interest from any third party relating to any transaction or series of related transactions involving:

•	any acquisition or purchase by any Person, directly or indirectly, of 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries, or any tender offer (including a self-tender) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of outstanding voting or equity securities of the Company or any of its Subsidiaries;

•	any merger, amalgamation, consolidation, share exchange, business combination, joint venture or other similar transaction involving the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries;

•	any sale, lease, exchange, transfer, license (other than licenses in the ordinary course of business), acquisition or disposition of 15% or more of the consolidated assets of the Company and its Subsidiaries (measured by the lesser of book or fair market value thereof); or

•	any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes 15% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries.

As defined in the Merger Agreement, “Superior Proposal” means any binding, bona fide, unsolicited, written Acquisition Proposal which did not result from or arise out of a breach of Section 7.02 of the Merger Agreement (the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions” and below under “Change in Recommendation”) made by a third party, which, if consummated, would result in such third party (or in the case of a direct merger between such third party or any Subsidiary of such third party and the Company, the stockholders of such third party) owning, directly or indirectly, all of the outstanding Shares, or all or substantially all of the consolidated assets of the Company and its Subsidiaries, and which Acquisition Proposal the Company Board (upon the unanimous recommendation of the Special Committee of the Company Board) determines in good faith, after considering the advice of its outside legal counsel and a financial advisor of nationally recognized reputation, and after taking into account all of the terms and conditions of such Acquisition Proposal (including any termination or break-up fees, expense reimbursement provisions and conditions to consummation), and after taking into account all financial, legal, regulatory, and other aspects of such Acquisition Proposal (including the financing terms and the ability of such third party to finance such Acquisition Proposal):

•	is more favorable to the Company’s stockholders (other than Parent and its Affiliates) than as provided in the Merger Agreement (including any changes to the terms of the Merger Agreement proposed by Parent in response to such Superior Proposal pursuant to and in accordance with Section 7.02 of the Merger Agreement (the provisions of which are summarized above in this subsection entitled “No Solicitation and Superior Proposal Provisions” and below under “Change in Recommendation”) or otherwise);

•	is not subject to any financing condition; and

•	is reasonably capable of being completed on the terms proposed without unreasonable delay.

Change of Recommendation

The Merger Agreement provides that, except as provided below, neither the Company Board nor any committee thereof will (i) fail to make, withdraw, amend or modify, or publicly propose to withhold, withdraw, amend or modify, in a manner adverse to Parent or Purchaser, the Board Recommendation, (ii) approve, endorse, adopt or recommend, or publicly propose to approve, endorse, adopt or recommend, any Acquisition Proposal or Superior Proposal, (iii) fail to recommend against acceptance of any tender offer or exchange offer (other than the Offer or any other tender offer or exchange offer by Parent or Purchaser) for the Shares within ten (10) business days after the commencement of such offer, (iv) make any public statement inconsistent with the Board Recommendation, (v) resolve or agree to take any of the foregoing actions (any of the foregoing actions, an “Adverse Recommendation Change”) or (vi) resolve or agree to change or modify the election of the Company Board that the Merger Agreement and the Merger be governed pursuant to Section 251(h) of the DGCL.

The Merger Agreement provides that, notwithstanding the provisions of the Merger Agreement summarized above in this subsection entitled “Change of Recommendation” or any other provisions of the Merger Agreement, at any time prior to the Acceptance Time, the Company Board, following receipt of and on account of a Superior Proposal, may (i) make an Adverse Recommendation Change, or (ii) terminate the Merger Agreement to enter into a definitive agreement with respect to such Superior Proposal in accordance with the applicable termination provision summarized below under “Termination of the Merger Agreement,” but only if, in either case, the Company Board determines in good faith, after consultation with outside legal counsel to the Company Board, that the failure to take such action would be a breach of its fiduciary duties under applicable law. The Merger Agreement provides that the Company Board will not be permitted to make an Adverse Recommendation Change or terminate the Merger Agreement under the Fiduciary Termination Provision (as defined below) unless:

•	the Company promptly notifies Parent in writing at least three (3) business days before making an Adverse Recommendation Change or terminating the Merger Agreement (the “Notice Period”), of its intention to do so;

•	the Company attaches to such notice the most current version of the proposed agreement or a reasonably detailed summary of all material terms of any such Superior Proposal (which version or summary will be updated on a prompt basis) and the identity of the third party making the Superior Proposal;

•	during the Notice Period, the Company and its financial and legal advisors negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal, if Parent, in its discretion, proposes to make such adjustments, with the Notice Period being extended each time there is any material revision to the terms of a Superior Proposal, including, any revision in price, to ensure that at least three (3) business days remain in the Notice Period subsequent to the time the Company notifies Parent of any such material revision; and

•	Parent does not make, within the Notice Period, an offer that is determined by the Company Board in good faith, after consulting with its outside counsel and financial advisor of nationally recognized reputation, to be at least as favorable to the stockholders of the Company as such Superior Proposal.

The Merger Agreement provides that, notwithstanding the other provisions of the Merger Agreement, the Company Board may, in response to a material fact, event, change, development or set of circumstances (other than an Acquisition Proposal occurring or arising after the date of the Merger Agreement) that was not known to the Company Board nor reasonably foreseeable by the Company Board as of or prior to the date of the Merger Agreement (and not relating in any way to any Acquisition Proposal) (such material fact, event, change, development or set of circumstances, an “Intervening Event”), withdraw or modify, or fail to make, in a manner adverse to Parent or Purchaser, the Board Recommendation (which will be deemed to be an Adverse Recommendation Change) if the Company Board determines in good faith, after consultation with outside legal counsel to the Company Board, that, in light of such Intervening Event, the failure of the Company Board to effect such an Adverse Recommendation Change would be in breach of its fiduciary duties under applicable law; provided that no fact, event, change, development or set of circumstances will constitute an Intervening Event if such fact, event, change, development or set of circumstances resulted from or arose out of the announcement, pendency or consummation of the Offer or the Merger; and provided, further, that the Company Board will not be entitled to exercise its right to make an Adverse Recommendation Change for an Intervening Event unless the Company Board has (A) provided to Parent at least four (4) business days’ prior written notice advising Parent that the Company Board intends to take such action and specifying the facts underlying the Company Board’s determination that an Intervening Event has occurred, and the reasons for the Adverse Recommendation Change, in reasonable detail, and (B) during such four (4) business day period, if requested by Parent, engaged in good faith negotiations with Parent to amend the Merger Agreement in such a manner that obviates the need for an Adverse Recommendation Change as a result of the Intervening Event.

The Merger Agreement provides that nothing contained in Section 7.02 of the Merger Agreement (the provisions of which are summarized above under “No Solicitation and Superior Proposal Provisions” and “Change in Recommendation”) will prevent the Company Board from complying with Rule 14d-9 and Rule 14e-2(a) under the Exchange Act with regard to an Acquisition Proposal; provided that any such disclosure (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) will be deemed to be an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Board Recommendation (i) in such communication or (ii) within two (2) Business Days after requested to do so by Parent.

Access to Information

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, the Company will give Parent and its Representatives reasonable access to the offices, properties, books, records, contracts, governmental authorizations, documents, directors, officers and employees of the Company and its Subsidiaries and furnish certain financial, tax and operating data and other information as reasonably requested subject in each case to certain limitations relating to confidentiality, attorney-client privilege, and limitations under applicable law or regulations.

Notice of Certain Events

The Merger Agreement provides that, in connection with the continuing operation of the business of the Company and its Subsidiaries, from the date of the Merger Agreement until the Effective Time, the executive officers of the Company will consult with Parent in good faith on a reasonable and prompt basis to report material (individually or in the aggregate) operational developments, the status of relationships with customers, resellers, partners, suppliers, licensors, licensees, distributors and others having material business relationships with the Company, the status of ongoing operations and other matters reasonably requested by Parent pursuant to procedures reasonably requested by Parent. In addition, the Merger Agreement provides that the Company will promptly notify Parent of any written notice or other written communication (or, to the knowledge of the Company, any other notice or communication) from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Merger Agreement, any notice or other communication from any governmental authority in connection with the transactions contemplated by the Merger Agreement, any Proceeding commenced or, to the Knowledge of the Company (as defined in the Merger Agreement), threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries that would have been required to have been disclosed pursuant to the Merger Agreement or which relates to the consummation of the transactions contemplated by the Merger Agreement, any written notice or other written communication (or, to the Knowledge of the Company, any other notice or communication) from any major customer or major supplier that such major customer or major supplier is terminating its relationship with the Company or any of its Subsidiaries as a result of the transactions contemplated by the Merger Agreement or any inaccuracy of any representation or warranty or breach of covenant or agreement in the Merger Agreement that would reasonably be expected to cause any of the Offer Conditions not to be satisfied.

Director and Officer Indemnification

The Merger Agreement provides that, subject to certain limitations on premiums, for six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, maintain and extend all existing officers’ and directors’ liability insurance of the Company (or equivalent prepaid “tail” or “runoff” policies obtained prior to the Effective Time) with respect to acts or omissions occurring prior to the Effective Time covering each Person covered as of the date of the Merger Agreement by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect as of the date of the Merger Agreement; provided that neither Parent nor Purchaser shall be obligated to pay annual premiums in excess of 200% of the amount the Company paid for its officers’ and directors’ liability insurance policy. The Merger Agreement provides that, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurred, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, fulfill and honor in all respects the obligations of the Company and its Subsidiaries under: (i) each indemnification agreement disclosed pursuant to the Merger Agreement with any person who is now, or has been at any time prior to the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of the Company or any of its Subsidiaries (an “Indemnified Party”); and (ii) any indemnification provision and any exculpation provision set forth in the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement, subject in each case to any limitations imposed by the certificate of incorporation or bylaws of the Company as in effect on the date of the Merger Agreement and as imposed from time to time under applicable law. The Merger Agreement provides that the obligations of Parent and the Surviving Corporation under the provisions of the Merger Agreement which are summarized in this paragraph will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party and that the Indemnified Parties will be third-party beneficiaries of those provisions and entitled to enforce the covenants contained in those provisions.

Reasonable Best Efforts to Consummate the Merger; Regulatory Filings

The Merger Agreement provides that each of the Company and Parent will use their reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable law or regulations, contracts and otherwise to consummate the transactions contemplated by the Merger Agreement, including (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all necessary registrations and filings (including filings with governmental authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or other Proceeding by, any governmental authorities, (ii) the delivery of required notices to, and the obtaining of required consents or waivers from, third parties, and (iii) the execution and delivery of any additional instruments necessary to consummate the Offer and the Merger and the other transactions contemplated by the Merger Agreement.

The Merger Agreement provides that each of the Company and Parent will (i) provide or cause to be provided as promptly as practicable to governmental authorities with regulatory jurisdiction over enforcement of any antitrust laws information and documents requested by such authorities or necessary, proper or advisable to permit the consummation of the transactions contemplated by the Merger Agreement, including preparation and filing of any notification and report form and related material required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and any additional consents and filings under any antitrust laws as promptly as practicable following the date of the Merger Agreement (but in no event more than 12 business days from the date of the Merger Agreement except as otherwise agreed to in writing by the parties) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act and any additional consents and filings under any antitrust laws and (ii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement provides that, notwithstanding the foregoing, in connection with the receipt of any necessary governmental approvals or clearances, nothing in the Merger Agreement will require Parent or any of its affiliates to, nor will the Company or any of its affiliates without the prior written consent of Parent agree or proffer to, divest, hold separate, or enter into any license or similar agreement with respect to, or agree to restrict the ownership or operation of, or agree to conduct or operate in a specified manner, any portion of the business or assets of Parent, the Company or any of their respective affiliates. The Merger Agreement further provides that in no event will Parent or any of its affiliates be obligated to litigate or participate in the litigation of any Proceeding, whether judicial or administrative, brought by any governmental authority or appeal with respect to any Person, any order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority or arbitrator that is binding upon or applicable to such Person or its property (each, an “Order”) (i) challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer or the consummation of the Merger or the other transactions contemplated by the Merger Agreement or seeking to obtain from Parent or any of its affiliates any damages in connection therewith, or (ii) seeking to prohibit or limit in any respect, or place any conditions on, the ownership or operation by the Company, Parent or any of their respective affiliates of all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates or to require any such Person to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or enter into a consent decree or hold separate all or any portion of the business, assets or any product of the Company or any of its affiliates or Parent or any of its affiliates, in each case as a result of or in connection with the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement. The Merger Agreement provides that, without limiting the generality of the foregoing, the Company will give Parent the opportunity to participate in the defense of any Proceeding against the Company and/or its directors relating to the transactions contemplated by the Merger Agreement and will obtain the prior written consent of Parent prior to settling or satisfying any such Proceeding.

The Merger Agreement provides that, subject to applicable laws and regulations relating to the exchange of information, the Company and Parent and their respective counsel will (i) have the right to review in advance, and to the extent practicable each will consult the other on, any filing made with, or written materials to be submitted to, any governmental authority in connection with the transactions contemplated by the Merger

Agreement, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, the U.S. Department of Justice, the U.S. Federal Trade Commission, or any other governmental antitrust authority and (iii) promptly furnish each of the with copies of all correspondence, filings and written communications between them or their Subsidiaries or affiliates, on the one hand, and any governmental authority or its respective staff, on the other hand, with respect to the transactions contemplated by the Merger Agreement. The Merger Agreement provides that the Company and Parent will, to the extent practicable, provide the other party and its counsel with advance notice of and the opportunity to participate in any discussion, telephone call or meeting with any governmental authority in respect of any filing, investigation or other inquiry in connection with the transactions contemplated by the Merger Agreement and to participate in the preparation for such discussion, telephone call or meeting. The Merger Agreement provides that neither Parent nor the Company will commit to or agree with any governmental authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable foreign antitrust rules or regulations, without the prior written consent of the other.

The Merger Agreement also provides that, between the date of the Merger Agreement and the Effective Time, each of Parent and Purchaser will not, and will ensure that none of its subsidiaries or affiliates will, take any action or propose, announce an intention or agree, in writing or otherwise, to take any action that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement.

Public Announcements

The Merger Agreement provides that Parent and the Company will consult with each other before issuing any press release or other public statement with respect to the Merger Agreement or the transactions contemplated thereby, subject to certain customary exceptions.

Section 16 Matters

The Merger Agreement provides that, prior to the Effective Time, the Company may approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by the Merger Agreement by each officer or director of the Company who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

Employment and Employee Benefits

The Merger Agreement provides that, from and after the date of the closing of the Merger, Parent will use reasonable efforts to cause, subject to certain limitations set forth in the Merger Agreement:

•	recognition of the service of Continuing Employees for certain purposes including eligibility to participate, levels of benefits (but not for benefit accruals under any defined benefit pension plan) and vesting under each compensation, vacation, fringe or other welfare benefit plan, program or arrangement of Parent, Oracle, the Surviving Corporation or any of their ERISA Affiliates in which any Continuing Employee is or becomes eligible to participate;

•	with respect to Parent’s “employee welfare benefit plan” (as defined in Section 3(1) of ERISA), waive all limitations as to pre-existing conditions, waiting periods, required physical examinations and exclusions with respect to participation and coverage requirements applicable under such employee welfare benefit plan for eligible Continuing Employees and their eligible dependents to the same extent that the foregoing would not have applied or would have been waived under the corresponding Company Employee Plan (as defined in the Merger Agreement) in which such Continuing Employee was a participant immediately prior to such Continuing Employee’s commencement of participation in such employee welfare benefit plan of Parent; and

•	each Continuing Employee and his or her eligible dependents to be receive credit for any co-payments and deductibles paid in the calendar year that, and prior to the date that, such Continuing Employee commences participation in such employee welfare benefit plan of Parent in satisfying any applicable co-payment or deductible requirements under such employee welfare benefit plan of Parent for the applicable calendar year, to the extent that such expenses were recognized for such purposes under the comparable Company Employee Plan.

Unless otherwise directed by Parent, the Company will take all actions necessary to effect the termination of any Company sponsored 401(k) savings plan effective as of the business day immediately preceding the Acceptance Time.

“Continuing Employee” is defined in the Merger Agreement as each employee of the Company or its Subsidiaries immediately before the Effective Time who continues employment with the Surviving Corporation or any subsidiary of the Surviving Corporation following the Effective Time. The Merger Agreement provides that the provisions of the Merger Agreement which are summarized above were included in the Merger Agreement for the sole benefit of the parties to the Merger Agreement, and do not create any right in any other Person, including any Continuing Employee.

Exercise of Warrants

The Merger Agreement provides that the Company will use its reasonable best efforts to cause each holder of warrants to purchase Shares that are outstanding as of the date of the Merger Agreement to exercise (on a cash basis or pursuant to an amendment approved by Parent allowing for a net exercise mechanism) each warrant held by such holder promptly after the date of the Merger Agreement. In lieu of the foregoing, with the prior written consent of Parent, the Company may enter into an agreement with such holder pursuant to which each warrant held by such holder will be cancelled and terminated in connection with the Merger in exchange for the right to receive an amount in cash, without interest, equal to the product of (i) the aggregate number of Shares subject to each warrant held by such holder immediately prior to the Effective Time and (ii) the Offer Price less any per share exercise price or purchase price of each such warrant immediately prior to such cancellation and termination.

Conditions to the Merger

The Merger Agreement provides that the obligations of the parties to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions: (i) no temporary restraining order, preliminary or permanent injunction or other order preventing the Offer or the consummation of the Merger shall have been issued by court or other governmental authority of competent jurisdiction and remain in effect, and there will not be any applicable law or regulation enacted or deemed applicable to the Merger that makes the Offer or the consummation of the Merger illegal; and (ii) Purchaser shall have consummated the Offer.

Termination of the Merger Agreement

Rights to Terminate the Merger Agreement

The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned by mutual written agreement of the Company and Parent at any time prior to the Acceptance Time.

The Merger Agreement provides that the Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time prior to the Acceptance Time by either the Company or Parent if the Acceptance Time has not occurred on or before October 27, 2016 (the “End Date”), subject to the following conditions and qualifications:

•	if the Antitrust Condition (as defined below in Section 15 – “Conditions of the Offer”) has not been satisfied by the End Date (as it may be extended), then Parent shall be entitled to extend the End Date by a three month period by written notice to the Company, but:

•	Parent may not elect such an extension if (i) there shall have been a material uncured breach of, or a material uncured inaccuracy in, a covenant or representation or warranty of Parent or Purchaser set forth in the Merger Agreement; and (ii) as a result of such material uncured breach or inaccuracy, the Company has the immediately exercisable right to validly terminate the Merger Agreement pursuant to the applicable termination provision of the Merger Agreement immediately prior to the scheduled End Date; and

•	Parent may elect such an extension no more than twice and may not extend the End Date to a date that is later than the 12 month anniversary of the Merger Agreement; and

•	the right to terminate the Merger Agreement due to failure of the Acceptance Time to have occurred on or before the End Date will not be available to any party whose material breach of any provisions of the Merger Agreement results in such failure.

In addition, the Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by either the Company or Parent if:

•	any governmental authority of competent jurisdiction shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the Offer or the consummation of the Merger as contemplated by the Merger Agreement and such Order or other action shall have become final and nonappealable, or if there has been adopted any applicable law or regulation that makes the Offer or the consummation of the Merger illegal or otherwise prohibited; or

•	the Offer shall have expired (without having been extended) or shall have been terminated in accordance with the terms of the Merger Agreement without Purchaser having accepted Shares for payment pursuant to the Offer, subject to the following terms and conditions (the “Offer Expiration Termination Provision”):

•	a party will not be permitted to terminate the Merger Agreement pursuant to the Offer Expiration Termination Provision if: (i) the failure of Purchaser to accept Shares for payment pursuant to the Offer is attributable to the failure of an Offer Condition to be satisfied and (ii) the failure of such Offer Condition to be satisfied is attributable to a failure, on the part of the party seeking to terminate the Merger Agreement, to perform any covenant in the Merger Agreement required to be performed by such party at or prior to the Acceptance Time; and

•	the Company will not be permitted to terminate the Merger Agreement pursuant to the Offer Expiration Termination Provision unless the Company shall have paid any Termination Fee (as defined below) or Parent Expenses (as defined below) required to be paid to Parent pursuant to the applicable provision of the Merger Agreement.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by Parent:

•	if a Triggering Event (as defined below) shall have occurred; or

•

subject to the Company’s exercise of commercially reasonable efforts to cure a curable breach or inaccuracy during a 30 calendar day cure period following written notice thereof, in the event (i) of a material breach of any covenant or agreement on the part of the Company set forth in the Merger

Agreement such that the condition set forth in clause (c) of Exhibit B of the Merger Agreement (which relates to performance of the Company’s obligations under the Merger Agreement in all material respects) would not be satisfied as of the time of such breach or (ii) that any representation or warranty of the Company set forth in the Merger Agreement shall have been inaccurate when made or shall have become inaccurate, such that the condition set forth in clause (b) of Exhibit B of the Merger Agreement (which relates to the accuracy of the Company’s representations and warranties set forth in the Merger Agreement to specified standards of materiality) would not be satisfied as of the time of such breach or as of the time such representation and warranty became inaccurate.

The Merger Agreement provides that there will be a “Triggering Event” if:

•	an Adverse Recommendation Change shall have occurred;

•	the Company shall have entered into, or publicly announced its intention to enter into, a letter of intent, memorandum of understanding or contract (other than an Acceptable Confidentiality Agreement) relating to any Acquisition Proposal;

•	the Company or any of its Representatives shall have willfully and materially breached any of its obligations under Section 7.02 of the Merger Agreement (the provisions of which are summarized above under “No Solicitation and Superior Proposal Provisions” and “Change in Recommendation”); or

•	the Company Board or any committee thereof (i) does not reject any Acquisition Proposal within 10 business days of the making public thereof (including, for these purposes, by taking no position with respect to the acceptance by the stockholders of the Company of a tender offer or exchange offer) or (ii) shall have failed, pursuant to Rule 14e-2 under the Exchange Act or otherwise, to publicly reconfirm the Board Recommendation within 10 business days after receipt of a written request from Parent that it do so if such request is made following the making by any Person of an Acquisition Proposal.

The Merger Agreement provides that the Merger Agreement may be terminated at any time prior to the Acceptance Time by the Company:

•	if, prior to the Acceptance Time, the Company Board authorizes the Company, in compliance with the terms of the Merger Agreement, including the limitations on Adverse Recommendation Changes (which are summarized above under “Change in Recommendation”) to enter into a binding definitive agreement in respect of a Superior Proposal with a third party; provided that the Company shall have paid any Termination Fee (as defined below) or Parent Expenses (as defined below) required to be paid to Parent pursuant to the applicable provision of the Merger Agreement in accordance with the terms, and at the times, specified therein; and provided further that in the event of such termination, the Company substantially concurrently enters into such binding definitive agreement (the right to terminate which is summarized in this bullet point, the “Fiduciary Termination Provision”); or

•	subject to Parent’s and Purchaser’s exercise of commercially reasonable efforts to cure a curable breach or inaccuracy during a 30 day cure period following written notice thereof, in the event: (i) of a material breach of any covenant or agreement on the part of Parent or Purchaser set forth in the Merger Agreement and such failure has a material adverse effect on Purchaser’s ability to purchase and pay for the Shares validly tendered (and not withdrawn) pursuant to the Offer or to consummate the Merger or (ii) that any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement shall have been inaccurate in any material respect and such inaccuracy has a material adverse effect on Purchaser’s ability to purchase and pay for the Shares validly tendered (and not withdrawn) pursuant to the Offer or to consummate the Merger.

Effect of Termination

The Merger Agreement provides that if the Merger Agreement is terminated pursuant to the provisions of the Merger Agreement which are summarized above, the Merger Agreement will become void and of no effect without liability of any party to the Merger Agreement (or any stockholder, director, officer, employee, agent, consultant or other Representative of such party) to any of the other parties to the Merger Agreement, except that no such termination will relieve any party thereto of any liability for damages resulting from any willful or intentional breach of the Merger Agreement. The Merger Agreement provides that certain provisions of the Merger Agreement relating to the effect of termination, payment of Termination Fees and Parent Expenses, limitations on assignment, choice of governing law, venue and jurisdiction and waiver of jury trial will survive any such termination of the Merger Agreement.

Termination Fee and Expenses

The Merger Agreement provides that all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense, except that:

•	Parent and the Company will share equally all filing fees payable pursuant to the HSR Act or any foreign antitrust law; and

•	in the event that the Merger Agreement is terminated due to failure of the Acceptance Time to have occurred by the End Date or pursuant to the Offer Expiration Termination Provision, the Company will as promptly as possible (but in any event within three business days) following receipt of an invoice therefor pay all of the documented reasonable out-of-pocket fees and expenses (including reasonable legal and other third party advisors fees and expenses) actually incurred by Parent and its Affiliates on or prior to the termination of the Merger Agreement in connection with the transactions contemplated by the Merger Agreement, but in no event more than $5,000,000 (the “Parent Expenses”) as directed by Parent in writing; provided that any payment of Parent Expenses will be credited against any obligation of the Company to pay the Termination Fee.

The Merger Agreement provides that the Company will be required to pay Parent a fee in an amount equal to $24,000,000 (the “Termination Fee”) if:

•	the Merger Agreement is terminated (other than by mutual written agreement) at any time after the occurrence of a Triggering Event (in which case the Termination Fee must be paid within two business days after such termination);

•	the Merger Agreement is terminated pursuant to the Fiduciary Termination Provision (in which case the Termination Fee must be paid prior to, and as a condition of, such termination); or

•	(i) the Merger Agreement is terminated (A) pursuant to the right to terminate because the Acceptance Time has not occurred on or after the End Date or (B) pursuant to the Offer Expiration Termination Provision; (ii) prior to such termination, an Acquisition Proposal shall have been publicly announced and not publicly withdrawn and (iii) within twelve months following the date of such termination the Company shall have entered into a definitive agreement with respect to, recommended to its stockholders or consummated, a transaction contemplated by any Acquisition Proposal (with all references to 15% in the definition of Acquisition Proposal being treated as 50% for such purpose), in which case the Termination Fee must be paid within two business days after entering into such definitive agreement, making such recommendation or consummating such transaction.

Amendment of the Merger Agreement

The Merger Agreement provides that, at any time prior to the Effective Time, the Merger Agreement may be amended or supplemented in any and all respects by written agreement of the parties.

Specific Performance of the Merger Agreement

The Merger Agreement provides that the parties to the Merger Agreement will be entitled to seek, in addition to any monetary remedy or damages, a decree or order of specific performance to enforce the terms and provisions of the Merger Agreement, or an injunction to prevent breaches of the Merger Agreement.

Other Agreements

Tender and Support Agreements

The following is a summary of the material provisions of the Tender and Support Agreements (as defined below). The following description of the Tender and Support Agreements is only a summary and is qualified in its entirety by reference to the form of Tender and Support Agreement, a copy of which is filed as Exhibit (d)(2) of the Schedule TO and is incorporated herein by reference. For a complete understanding of the Tender and Support Agreements, you are encouraged to read the full text of the form of Tender and Support Agreement.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into Tender and Support Agreements dated as of April 28, 2016 (the “Tender and Support Agreements”) with Michael Antis, Gregory J. Besio, Matthew J. Botica, Edward K. Chandler, David Habiger, David Kelly, Ryan Lawrence, R. Michael Murray, Jr., General Peter Pace, David G. Patterson, Jillian Sheehan, Robert P. Wayman, Northwater Capital Inc., Northwater Intellectual Property Fund L.P. 1, Northwater Intellectual Property Fund L.P. 2 and Northwater Intellectual Property Fund L.P. 3A (each a “Supporting Stockholder”). Excluding Shares underlying Company Compensatory Awards, as of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 5,750,690 Shares (or approximately 21.4% of all Shares outstanding as of April 28, 2016). Including Shares which may be issued under Company Compensatory Awards and warrants to purchase Shares which are exercisable for or may become vested and settled for Shares within 60 days of April 28, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,631,850 Shares as of April 28, 2016 (or approximately 23.9% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of April 26, 2016).

The Tender and Support Agreements provide that, no later than five (5) business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”). The Tender and Support Agreements also provide that, during the period from the date of the Tender and Support Agreements until the earlier to occur of (i) the Effective Time, (ii) the date the Merger Agreement is validly terminated or (iii) certain amendments are made to the Merger Agreement or the Offer (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the form of Tender and Support Agreement), and that Parent is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to so vote their Subject Shares. The Tender and Support Agreements terminate upon the expiration of the Support Period.

Confidentiality Agreement

Oracle and the Company entered into a Confidential Disclosure Agreement with an effective date of December 21, 2015 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Oracle and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible strategic transaction involving the Company and/or its stockholders, will not be disclosed or used for any other purpose.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) of the Schedule TO and is incorporated herein by reference.

Exclusivity Agreement

The Company and Oracle entered into an exclusivity agreement (the “Exclusivity Agreement”) dated as of April 18, 2016 and effective as of April 18, 2016 whereby, in connection with discussions regarding a possible transaction between the Company and Oracle and the requirement to expend a substantial amount of time and resources to evaluate such transaction, the Company and Oracle agreed that, from April 18, 2016 through 5:00 a.m. Pacific time on April 28, 2016, the Company, its Subsidiaries and representatives would (i) cease and not pursue or engage in further discussions or negotiations regarding a possible acquisition of the Company by a third party and (ii) would not (a) solicit, initiate, encourage, conduct or engage in any discussions or negotiations, or enter into any agreement or understanding with any other person or entity regarding a Third Party Acquisition (as defined in the Exclusivity Agreement) or (b) disclose any nonpublic information relating to the Company, or afford access to the properties, books or records of the Company, to any other person or entity with respect to a Third Party Acquisition.

This summary of the Exclusivity Agreement is only a summary and is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(4) of the Schedule TO and is incorporated herein by reference.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is for Oracle and Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as promptly as practicable thereafter.

The Company Board (upon the unanimous recommendation of the Special Committee of the Company Board) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved and adopted the Merger Agreement, declared the advisability of the Merger Agreement and approved the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iii) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (iv) elected that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.

Plans for the Company.

In connection with Oracle’s consideration of the Offer, Oracle has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Oracle. Oracle plans to integrate the Company’s business into Oracle. Oracle will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Except as set forth in this Offer to Purchase and the Merger Agreement, Oracle, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its Subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its Subsidiaries, (iii) any material change in the Company’s capitalization or dividend policy or (iv) any other material change in the Company’s corporate structure or business.

13.	Certain Effects of the Offer

It is expected that the Merger will be consummated pursuant to Section 251(h) of the DGCL promptly after the consummation of the Offer. Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.

Market for the Shares. The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the Offer Price.

Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer Shares may no longer meet the requirements for continued listing on the New York Stock Exchange if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the listing of Shares on the New York Stock Exchange to be discontinued as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.

If the New York Stock Exchange were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on the New York Stock Exchange. We intend to cause the delisting of the Shares from the New York Stock Exchange and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.

14.	Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of any capital stock of the Company (except for distributions resulting from the vesting or exercise of Company compensatory awards).

15.	Conditions of the Offer.

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit (d)(1) of the Schedule TO and is incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the Minimum Condition and the conditions below. Accordingly, notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment or (subject to any such rules and regulations) the payment for, any tendered Shares, and may amend or terminate the Offer as permitted by the Merger Agreement, if the Minimum Condition or any of the following additional conditions shall not be satisfied or waived at 12:00 midnight, Eastern Time, on the scheduled Expiration Date of the Offer:

•	no Governmental Authority having jurisdiction over any party to the Merger Agreement shall have issued any Order or taken any other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the Offer or the consummation of the Merger and no Applicable Law (which is defined to include, with respect to any Person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise) shall have been adopted that makes the Offer or consummation of the Merger illegal or otherwise prohibited;

•	each of the representations and warranties contained in Section 5.02(c) of the Merger Agreement (which relate to, among other things, the proper authorization and approval by the Company Board to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL) shall be true in all respects when made and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which need only be true in all respects as of such specified date);

•	each of the Specified Company Representations (other than the representations and warranties contained in Section 5.02(c) of the Merger Agreement) which relate to, among other things, the due incorporation and valid existence of the Company, the Company’s corporate power and authority to enter into the Merger Agreement, the execution and performance of the Merger Agreement not contravening the Company’s certificate of incorporation or bylaws, the capitalization of the Company, applicability of the safe harbor provisions of Rule 14d-10 under the Exchange Act to the compensation arrangements between the Company and its directors, officers and employees, finders’ fees, receipt of a fairness opinion from the Company’s financial advisor, and the exemption of the Merger Agreements and the transactions contemplated thereby from antitakeover statutes, to the extent not qualified as to materiality or “Company Material Adverse Effect,” shall be true in all material respects, and to the extent so qualified shall be true in all respects, when made and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any Specified Company Representation that is made only as of a specified date, which need only be true, to the extent not qualified as to materiality or “Company Material Adverse Effect,” in all material respects, and to the extent so qualified, in all respects, in each case as of such specified date);

•	the Other Company Representations (i.e., those representations and warranties of the Company that are not contained in Section 5.02(c) of the Merger Agreement and that are not Specified Company Representations), disregarding any materiality or Company Material Adverse Effect qualifications contained therein, shall be true when made and as of immediately prior to the Acceptance Time as if made at and as of such time (other than any Other Company Representations that are made only as of a specified date, which need only to be true as of such specified date); except that the Other Company Representations as thus modified shall be deemed true at any time unless the individual or aggregate impact of the failure to be so true would have or reasonably be expected to have a Company Material Adverse Effect;

•	Parent shall have received a certificate signed on behalf of the Company by a senior Executive Officer of the Company regarding the accuracy of the representations and warranties of the Company to the above-specified standards, as applicable;

•	the Company shall have delivered to Parent a certificate of the Company executed by the Secretary of the Company, dated as of the Acceptance Time, certifying: (i) the approval of the Company Board of the Merger Agreement and the transactions contemplated thereby, (ii) the certificate of incorporation and bylaws (or similar governing documents) of the Company and each of its Subsidiaries, (iii) the name, title, incumbency and signatures of the officers authorized to execute the Merger Agreement and the other agreements contemplated thereby to which the Company is a party, and (iv) any and all Company Board, committee and stockholder resolutions, consents or other actions taken by the Company Board, any committee of the Company Board or the stockholders between the date of the Merger Agreement and the Acceptance Time;

•	the Company shall have performed in all material respects its obligations under the Merger Agreement, and Parent shall have received a certificate signed on behalf of the Company by a senior Executive Officer of the Company to the foregoing effect;

•	there shall not be instituted, pending or overtly threatened any Proceeding (which is defined to include any suit, claim, action, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel) initiated by any Governmental Authority:

•	challenging or seeking to make illegal, delay materially or otherwise directly or indirectly restrain or prohibit the Offer, the acceptance for payment by Purchaser of the Shares tendered pursuant to the Offer or the consummation of the Merger or seeking to obtain material damages in connection therewith;

•	seeking to restrain or prohibit Parent’s ownership or operation (or that of its Affiliates) of all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole, or to compel Parent or any of its Affiliates to dispose of, license (whether pursuant to an exclusive or nonexclusive license) or hold separate all or any material portion of the business, assets or products of the Company and its Subsidiaries, taken as a whole, or of Parent and its Affiliates, taken as a whole;

•	seeking, directly or indirectly, to impose or confirm material limitations on the ability of Parent or any of its Affiliates effectively to acquire, hold or exercise full rights of ownership of Shares or any shares of common stock of the Surviving Corporation, including the right to vote such shares on all matters properly presented to the Company’s stockholders; or

•	seeking in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement to require divestiture by Parent, Purchaser or any of Parent’s other Affiliates of any Equity Interests (which are defined to include any share, capital stock, partnership, member or similar interest in any entity, and any option, warrant, right or security convertible, exchangeable or exercisable therefor);

•	there shall not be in effect any Order that is reasonably likely to result, directly or indirectly, in any of the effects referred to above in the sub-bullet points included in the immediately preceding bullet point;

•	the applicable waiting period (and any extension thereof, subject to Section 7.09(d) of the Merger Agreement (which, among other things, provides that neither Parent nor the Company will commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable Foreign Competition Laws without the prior written consent of the other)) applicable to the Offer or the Merger under the HSR Act or any Foreign Competition Law shall have expired or been terminated, and any affirmative approval of a Governmental Authority required under any Foreign Competition Law shall have been obtained (the condition described in this bullet point, the “Antitrust Condition”);

•	the Company shall have complied in all respects its obligations under Section 7.01(h) of the Merger Agreement (which provides that the Company shall not take various actions related to, among other things, the hiring, termination, or modification of the terms of employment or engagement (including compensation) of employees, consultants, contractors and advisors);

•	there has not been any fact, event, change, development or set of circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect;

•	no Triggering Event (the definition of which is summarized above in Section 11 – “The Merger Agreement; Other Agreements – The Merger”) shall have occurred; and

•	the Merger Agreement shall not have been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. However, if an event occurs that will result in a failure of a condition to the Offer to be satisfied as of the scheduled expiration of the Offer, Purchaser will disclose whether or not it is waiving that condition promptly after learning of such event unless the condition is one where satisfaction of the condition may be determined only upon expiration of the Offer or Purchaser is unable to determine whether the event will result in a failure of the condition to be satisfied.

16.	Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and the obtaining of the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Antitrust Condition. See Section 15 – “Conditions of the Offer.”

Antitrust Compliance

Under the HSR Act (including the related rules and regulations that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”)), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Pursuant to the HSR Act, on May 6, 2016, Oracle and the Company filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, New York City time on May 23, 2016. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and the Company may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which Purchaser have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the Company or by the Company supplying the requested information, the Company is obliged to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 – “Conditions of the Offer.”

Oracle and the Company also conduct business outside of the United States, and determined that an antitrust notification will be made to the Austrian Antitrust Authority. Under the Austrian Cartel Act, Purchaser’s purchase of Shares pursuant to the Offer may not be consummated until the expiration of a four-week waiting period following the complete filing of a notification concerning the Offer (and the Merger) with the Austrian Antitrust Authority, unless the waiting period is earlier terminated. This waiting period can be extended by 2 weeks in case the Purchaser requests such extension. On May 6, 2016, Oracle filed the Premerger Notification Form with the Federal Competition Authority.

Under the Austrian Cartel Act the initial waiting period (“phase 1 review”) expires at 12:00 a.m. midnight, Vienna Time on June 4, 2016 (6:00 p.m., New York City Time on June 3, 2016). The Federal Competition Authority or the Federal Cartel Attorney may also request that the transaction be reviewed by the Cartel Court (“phase 2 review”). Following such request, the Cartel Court has five months to reach a decision on the transaction. If either the phase 1 review period (whether extended or not) or the phase 2 review period (whether extended or not) expires on a Saturday, Sunday or a public holiday in Austria, then such period will be extended until 12:00 a.m. midnight of the next day that is not a Saturday, Sunday or a public holiday in Austria.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Oracle and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Oracle nor the Company can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 – “Conditions of the Offer.”

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement on December 19, 2013, and, therefore, Section 203 of the DGCL is inapplicable to the Merger Agreement and the transactions contemplated therein.

A number of states have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 – “Conditions of the Offer.”

17.	Appraisal Rights.

No appraisal rights are available to the holders of Shares in connection with the Offer. If the Merger is completed, appraisal rights will be available in connection with the Merger as further described below, but, although the availability of appraisal rights depends on the Merger being completed, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been completed as of such time. If the Merger is completed, the holders of Shares who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, as determined by such court.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Moreover, the “fair value” so determined could be higher or lower than, or the same as, the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than the Offer Price.

Section 262 of the DGCL provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:

•	within the later of the consummation of the Offer and twenty days after the date of mailing of the formal notice of appraisal rights, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

Under Section 262 of the DGCL, a demand for appraisal rights must be made by the record holder of Shares. If you do not hold your Shares of record and desire to exercise appraisal rights in connection with the Merger, you will need to arrange for the record holder to make the demand for appraisal rights on your behalf in compliance with Section 262 of the DGCL.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is completed. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Fees and Expenses.

Purchaser has retained Innisfree M&A Incorporated to be the Information Agent and American Stock Transfer & Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

None of Oracle, Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous.

The Offer is not being made to (nor will tenders be accepted from or on behalf of holders of) Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Oracle, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Oracle, Parent, Purchaser the Depositary or the Information Agent for the purposes of the Offer.

Oracle, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 – “Certain Information Concerning the Company” above.

Tulip Acquisition Corporation

May 12, 2016

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND ORACLE

1.	PURCHASER

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the director and executive officer of Purchaser are set forth below. The business address of Purchaser is 500 Oracle Parkway Redwood City, California 94065. The telephone number at such office is (650) 506-7000. The director and executive officer listed below is a citizen of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Brian S. Higgins Director	Mr. Higgins has served as Oracle’s Vice President, Associate General Counsel and Assistant Secretary since May 2011. He joined Oracle after working as Managing Director in Corporate M&A & Strategy for Citigroup Inc. and the law firm of Skadden, Arps, Meagher & Flom, LLP.

Dorian E. Daley President	Ms. Daley has been Executive Vice President, General Counsel and Secretary of Oracle since April 2015 and was Senior Vice President, General Counsel and Secretary of Oracle from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.

2.	PARENT

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each executive officer of Parent are set forth below. The business address of Parent is 500 Oracle Parkway Redwood City, California 94065. The telephone number at such office is (650) 506-7000. The executive officer listed below is a citizen of the United States. Parent does not have any directors and is managed by Oracle.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Dorian E. Daley President and Director	Ms. Daley has been Executive Vice President, General Counsel and Secretary of Oracle since April 2015 and was Senior Vice President, General Counsel and Secretary of Oracle from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle since joining Oracle’s Legal Department in 1992.

3.	ORACLE

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Oracle are set forth below. The business address of each such director and executive officer is 500 Oracle Parkway, Redwood City, California 94065. The telephone number at such office is (650) 506-7000. All directors and executive officers listed below are citizens of the United States.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Jeffrey S. Berg Director	Mr. Berg has served as a Director since February 1997. He has been an agent in the entertainment industry for over 35 years. Mr. Berg is the founder and Chairman of Resolution, a talent and literary agency. Between 1985 and May 2012, he was the Chairman and Chief Executive Officer (“CEO”) of International Creative Management, Inc. (ICM), a talent agency for the entertainment industry. He has served as Co-Chair of California’s Council on Information Technology and was President of the Executive Board of the College of Letters and Sciences at the University of California at Berkeley. He is currently on the Board of Trustees of the Anderson School of Management at the University of California at Los Angeles.

H. Raymond Bingham Director	Mr. Bingham has served as a Director since November 2002. In 2016, Mr. Bingham joined Riverwood Capital Management, a private equity firm that invests in high growth technology companies, as an Advisory Director. Prior to joining Riverwood Capital Management, he was an Advisory Director of General Atlantic LLC, a leading global private equity firm providing capital for growth companies driven by information technology or intellectual property, from January 2010 to 2015 and Managing Director from September 2005 to December 2009. From April 1993 to July 2005, Mr. Bingham served in various capacities at Cadence Design Systems, Inc., a supplier of electronic design automation software and services, including as Executive Vice President and Chief Financial Officer (“CFO”), President and CEO, director and, most recently, as Executive Chairman of the Board of Directors. Mr. Bingham was formerly a director of DHI Group, Inc. (formerly known as Dice Holdings, Inc.) until April 2015, Spansion, Inc. until March 2015, Fusion-io, Inc. until June 2014 and STMicroelectronics N.V. until June 2013. Mr. Bingham currently serves as a director of Cypress Semiconductor Corporation, Flextronics International and TriNet Group, Inc.

Michael J. Boskin Director	Mr. Boskin has served as a Director since April 1994. He is the Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University, where he has been on the faculty since 1971. He is CEO and President of Boskin & Co., Inc., a consulting firm. He was Chairman of the President’s Council of Economic Advisers from February 1989 until January 1993. Dr. Boskin also currently serves as a director of Exxon Mobil Corporation.

Safra A. Catz Director, Chief Executive Officer	Ms. Catz has been Chief Executive Officer of Oracle since September 2014. She served as President of Oracle from January 2004 to September 2014, Chief Financial Officer most recently from April 2011 until September 2014 and a Director since October 2001. She was previously Chief Financial Officer of Oracle from November 2005 until September 2008 and Interim Chief Financial Officer from April 2005 until July 2005. Prior to being named President, she held various other positions since joining Oracle in 1999. She previously served as a director of HSBC Holdings plc.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Bruce R. Chizen Director	Mr. Chizen has served as a Director since July 2008. He is currently an independent consultant and has served as Senior Adviser to Permira Advisers LLP since July 2008 and as a Venture Partner at Voyager Capital since August 2009. Mr. Chizen served as a strategic adviser to Adobe Systems Incorporated, a provider of design, imaging and publishing software for print, Internet and dynamic media production, from November 2007 through November 2008. From December 2000 to November 2007, Mr. Chizen served as CEO of Adobe and as its President from April 2000 to January 2005. He also served as Adobe’s acting CFO from November 2006 to February 2007. From August 1998 to April 2000 he was Adobe’s Executive Vice President, Products and Marketing. Mr. Chizen joined Adobe Systems in August 1994 and held various positions in its Consumer Products Division and Graphics Products Division. He served as a director of Adobe from December 2000 to April 2008. Mr. Chizen also currently serves as a director of Synopsys, Inc.

George H. Conrades Director	Mr. Conrades has served as a Director since January 2008. He has served as Chairman of Akamai Technologies, Inc., a service provider for accelerating and improving the delivery of content and applications over the Internet, since May 2005. He currently serves as a Managing Partner at Longfellow Venture Partners, a private venture fund advising and investing in early stage healthcare and technology companies. He also served as a Venture Partner at Polaris Venture Partners, an early stage investment company from August 1998 to 2012 and is currently Partner Emeritus. He served as Chairman and CEO of Akamai Technologies from April 1999 to May 2005. Mr. Conrades was formerly a director of Harley-Davidson, Inc. until April 2016 and currently serves as a director of Ironwood Pharmaceuticals, Inc.

Lawrence J. Ellison Chairman of the Board of Directors, Chief Technology Officer	Mr. Ellison has served as Chairman of the Board and Chief Technology Officer of Oracle since September 2014. He served as Chief Executive Officer from June 1977, when he founded Oracle, until September 2014. He has served as a Director since June 1977. He previously served as Chairman of the Board from May 1995 to January 2004.

Hector Garcia–Molina Director	Mr. Garcia–Molina has served as a Director since October 2001. He has been the Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University since October 1995 and served as Chairman of the Department of Computer Science from January 2001 to December 2004. He has been a professor at Stanford University since January 1992. From August 1994 until December 1997, he was the Director of the Computer Systems Laboratory at Stanford University.

Jeffrey O. Henley Vice Chairman of the Board of Directors	Mr. Henley has served as Vice Chairman of the Board of Oracle since September 2014. He previously served as Chairman of the Board from January 2004 to September 2014 and has served as a Director since June 1995. He served as Executive Vice President and CFO from March 1991 to July 2004.

Mark V. Hurd Director, Chief Executive Officer	Mr. Hurd has been Chief Executive Officer of Oracle since September 2014. He served as President from September 2010 to September 2014 and a Director since September 2010. Prior to joining Oracle, he served as Chairman of the Board of Directors of Hewlett-Packard Company (HP) from September 2006 to August 2010 and as CEO, President and a member of the Board of Directors of HP from April 2005 to August 2010.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Renée J. James Director	Ms. James has served as a Director since December 2015. Ms. James currently serves as an operating executive for The Carlyle Group, a global alternative asset manager. In January 2016, Ms. James concluded a 28-year career with Intel Corporation, where she most recently served as President. Ms. James is Vice Chair of the National Security Telecommunications Advisory Committee to the President of the United States. Ms. James also serves as a director of Citigroup Inc., Sabre Corporation, and Vodafone Group Plc, and previously served as a director of VMware Inc.

Leon E. Panetta Director	Secretary Panetta has served as a Director since January 2015. Secretary Panetta served as U.S. Secretary of Defense from 2011 to 2013 and as Director of the Central Intelligence Agency from 2009 to 2011. Prior to that time, Secretary Panetta was a member of the United States House of Representatives from 1977 to 1993, served as Director of the Office of Management and Budget from 1993 to 1994 and served as President Bill Clinton’s Chief of Staff from 1994 to 1997. He is the co-founder and Chairman of the Panetta Institute for Public Policy and currently serves as moderator of the Leon Panetta Lecture Series, a program he created. Secretary Panetta previously served as Distinguished Scholar to Chancellor Charles B. Reed of the California State University System and professor of public policy at Santa Clara University.

Naomi O. Seligman Director	Ms. Seligman has served as a Director since November 2005. She is a senior partner at Ostriker von Simson, a technology research firm which chairs the CIO Strategy Exchange. Since 1999, this forum has brought together senior executives in four vital quadrants of the IT sector. From 1977 until June 1999, Ms. Seligman served as a co-founder and senior partner of the Research Board, Inc., a private sector institution sponsored by 100 chief information officers from major global corporations. She also currently serves as a director of Akamai Technologies, Inc. Ms. Seligman previously served as a director of iGate Corporation and The Dun & Bradstreet Corporation.

Thomas Kurian President, Product Development	Mr. Kurian has been President, Product Development since January 2015. He served as Executive Vice President, Product Development from July 2009 until January 2015. He served as Senior Vice President of Development from February 2001 until July 2009. Mr. Kurian worked in Oracle Server Technologies as Vice President of Development from March 1999 until February 2001. He also held various other positions with us since joining Oracle in 1996.

John F. Fowler Executive Vice President, Systems	Mr. Fowler has been Executive Vice President, Systems of Oracle since February 2010. Prior to joining Oracle, Mr. Fowler served as Sun Microsystems, Inc.’s Executive Vice President, Systems Group from May 2006 to February 2010, as Executive Vice President, Network Systems Group from May 2004 to May 2006 and as Chief Technology Officer, Software Group from July 2002 to May 2004.

Name and Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years

Dorian E. Daley Executive Vice President, General Counsel and Secretary	Ms. Daley has been Executive Vice President, General Counsel and Secretary or Oracle Corporation since April 2015 and was Senior Vice President, General Counsel and Secretary of Oracle Corporation from October 2007 to April 2015. She served as Vice President, Legal, Associate General Counsel and Assistant Secretary of Oracle Corporation from June 2004 to October 2007, as Associate General Counsel and Assistant Secretary from October 2001 to June 2004 and as Associate General Counsel from February 2001 to October 2001. She held various other positions with Oracle Corporation since joining Oracle’s Legal Department in 1992.

William Corey West Executive Vice President, Corporate Controller and Chief Accounting Officer	Mr. West has been Executive Vice President, Corporate Controller and Chief Accounting Officer of Oracle since April 2015. He served as Senior Vice President, Corporate Controller and Chief Accounting Officer from February 2008 to April 2015 and was Vice President, Corporate Controller and Chief Accounting Officer from April 2007 to February 2008. His previous experience includes 14 years with Arthur Andersen LLP, most recently as a partner.

Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand, express mail, courier or any other expedited service:
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